1700 K Street, NW, Fifth Floor
Washington, D.C. 20006-3817

PHONE 202.973.8800
FAX 202.973.8899

www.wsgr.com

Robert H. Rosenblum

Email: rrosenblum@wsgr.com

Direct Dial: 202-973-8808

May 15, 2019

David Gessert

Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance, Office of Financial Services

100 F Street, NE

Washington, DC 20549.

Re:                             Blockstack Token LLC

Offering Statement on Form 1-A

Filed April 11, 2019

File No. 024-10986

Dear Mr. Gessert:

Blockstack Token LLC (“Blockstack,” the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated May 2, 2019 (the “Comment Letter”), relating to the Company’s filing on April 11, 2019 of the Company’s Offering Statement on Form 1-A (the “Offering Statement”).

To facilitate your review, we have reproduced below the Staff’s comments in bold italics, followed by our responses.

Offering Statement on Form 1-A, filed April 11, 2019

General

1.                                      Please refer to comment 14 in our letter dated November 29, 2018.  Your disclosure continues to indicate that you do not believe the tokens “should be characterized as either debt or equity under the securities laws.”  Please refer to Rule 261(c) and Rule 251(a) of Regulation A and revise your offering circular accordingly.

The Company acknowledges the Staff’s concerns that under Rule 251(a) of Regulation A, only “eligible securities” may be offered under Regulation A, and under Rule 261(c),

AUSTIN      BEIJING      BOSTON      BRUSSELS      HONG KONG      LONDON      LOS ANGELES      NEW YORK      PALO ALTO

SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

“eligible securities” are defined as “[e]quity securities, debt securities, and securities convertible or exchangeable to equity interests, including any guarantees of such securities, but not including asset-backed securities as such term is defined in Item 1101(c) of Regulation AB.”

For the reasons discussed below, the Company believes: (1) the Stacks Tokens are “debt securities” for purposes of Regulation A; (2) the Stacks Tokens may be “equity securities” for purposes of Regulation A; and (3) in any event, the Stacks Tokens are not equity securities for purposes of Section 12(g) of the Securities Exchange Act of 1934 (“Exchange Act”).  Below, we provide more detail on the bases for these conclusions.

Consistent with these conclusions, we have revised the offering circular (“Offering Circular”) to indicate that the Stacks Tokens are “investment contracts” for purposes of Section 2(a)(1) of the Securities Act of 1933 (“Securities Act”) and Section 3(a)(10) of the Exchange Act that could be deemed to be either equity securities or debt securities as those terms are used in Regulation A and that the Stacks Tokens are not equity securities for purposes of Section 12(g).

The Stacks Tokens are “debt securities” for purposes of Regulation A

As noted in the Offering Circular and our previous responses to the Staff’s comments, Blockstack believes that the Stacks Tokens are currently securities for purposes of Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act because they are “investment contracts” under the Supreme Court’s analysis in SEC v. Howey,(1) mainly due to the fact that they represent the possibility for return based on Blockstack’s efforts developing the Blockstack network.  The Company also believes, however, that the definition of “debt security” for purposes of Regulation A should include certain tokens, such as the Stacks Tokens, that are securities solely because they are investment contracts for purposes of the definition of a security in Section 2(a)(1) of the Securities Act and in Section 3(a)(10) of the Exchange Act.

The term “debt security” is not defined in Regulation A or the Securities Act.  In fact, the term “debt security” is not even included in the list of instruments that are securities in Section 2(a)(1) of the Securities Act.  Potentially relevant terms that do appear in Section 2(a)(1) are “note,” “bond,” “debenture” or “evidence of indebtedness.”  Congress could have used any or all of these terms in Regulation A (through its adoption of Section 3(b)(3), the basis of the limitation in Rule 261(c)) had it intended eligible securities under Regulation A to be limited to equity

(1) 328 U.S. 293 (1946).

securities and notes, bonds, debentures or evidences of indebtedness.  Congress did not include any of those terms; it instead used the term “debt securities.”  The Company believes that, while the term “debt securities” is broad enough to encompass notes, bonds, debentures and evidences of indebtedness, there is no reasonable basis to conclude that the definition of “debt securities” is limited to those instruments.

Because the term “debt securities” is not defined in either Regulation A or the Securities Act (or, for that matter, in the Exchange Act), it is reasonable to examine the legislative history of Regulation A for further guidance on the meaning of the term “debt securities.”  Unfortunately, the legislative history also does not discuss the meaning of the term “debt securities”, or even why that term and the “eligible security” concept was added to Section 3(b)(3) of the Securities Act.(2)

As a result, the Company believes it is appropriate to examine the purpose of the Regulation A amendments, as well as the use of the term “debt securities” elsewhere in the Securities Act, to best interpret what instruments Congress sought to include and exclude through the use of the term “debt securities.”  Regulation A was designed, fundamentally, to ease the regulatory burden for small, entrepreneurial businesses that seek to gain access to the capital markets.(3)  This purpose was not, at least as described in any public record or statements by

(2) The original bill that led to the adoption of Section 3(b)(3) of the Securities Act, H.R. 1070, was introduced on March 14, 2011, and referred to House Committee on Financial Services (the “Committee”), without the limitation that became Section 3(b)(3).  This limitation appeared at the time the bill was reported out of Committee to Congress on September 14, 2011.  The report released by the Committee, H.R. Rep. No. 112-206, at 3 (2011) (the “HR 1070 Committee Report”), does not mention the change, including in its discussion of amendments made during the markup process.  As a result, it is unclear when exactly the change occurred, who suggested it, what the Committee intended by adding it, or what was meant by the terms “equity securities” and “debt securities.”  There is also no mention of the change or Section 3(b)(3) generally in the committee report on the Jumpstart Our Business Startups Act (“JOBS Act,” the bill through which the text of H.R. 1070 eventually became law), H.R. Rep. No. 112-406 (2011), or in Congressional debate on H.R. 1070 or the JOBS Act.

(3) See, e.g., HR 1070 Committee Report at 3 (stating the goal of the amendments to Regulation A was to further its purpose of providing small companies access to capital markets “without the costs and delays associated with the full-scale securities registration process”). The HR 1070 Committee Report states further that “[s]mall companies are critical to economic growth in the United States. . . . By reducing the regulatory burden and expense of raising capital from the investing public . . . Regulation A offerings can also help entrepreneurial businesses attract private capital at lower costs than might be feasible in an initial public offering using full SEC registration procedures.” HR 1070 Committee Report at 4.

Congress, supposed to be circumscribed based on the unique or innovative character of the securities offered by a company.  Blockstack believes that it is precisely the type of small, entrepreneurial business that Congress intended to benefit by enacting the amendments to Regulation A.  Blockstack also believes that the Stacks Tokens, which are a novel way of (among other things) permitting investors to financially benefit from the growth and development of the Blockstack network, are squarely within the types of securities that Congress intended to be eligible to use Regulation A.

Blockstack understands Congress’ statement that equity securities and debt securities (as well as debt securities convertible into equity securities) are eligible securities to broadly mean that small entrepreneurial companies can use Regulation A to qualify any security that such a company issues to raise capital or to otherwise help its business develop, and that offers investors a financial interest in that business.  The Company believes that Congress intended to exclude from Regulation A offerings of securities that do not serve a capital raising or business development purpose and that do not offer investors a financial interest in the economics of a company or a company’s business.  Examples of such excluded securities might include a securities-based swap agreement and do include an asset-backed security.(4)

As a result, Blockstack understands the undefined term “debt securities,” as used in Regulation A, to mean the universe of instruments that: (1) are not equity securities (which is a defined term); and (2) are used by a company to raise capital or otherwise help its business develop, and that offer investors a financial interest in the company or a business of the company.

This view aligns precisely with the purposes of Regulation A, which focuses on helping smaller companies raise capital efficiently and cheaply.  Blockstack, for example, used its private tokens sales for exactly these purposes, and will use its Regulation A offering, in part, to raise additional capital through token sales.(5) Holders of the Stacks Tokens will participate in the

(4) See SEC, “Amendments for Small and Additional Issues Exemptions under the Securities Act (Regulation A),” 80 Fed. Reg. 21806, 21812 (April 20, 2105) (adopting release for amendments to Regulation A) (“We do not believe that Section 401 of the JOBS Act was enacted to facilitate the issuance of asset-backed securities.”).

(5) Although Blockstack will also distribute tokens for non-cash consideration, Regulation A does not impose limitations on the type of consideration an issuer may obtain under Regulation A (and, in fact, contemplates the receipt of non-cash consideration within the note to paragraph (a) of Rule 251 of Regulation A).

future success of the Blockstack network through an increase in value of the Stacks Tokens (reflecting an increasing demand for the tokens as more people use the network).

Finally in this regard, the Company believes that Congress did not include “investment contracts” as an express separate category of eligible securities under Regulation A primarily because Congress generally was not yet aware of tokens at the time it enacted the Regulation A amendments.  Congress’ failure to expressly include investment contracts as eligible securities, however, in no way suggests that instruments that are investment contracts for purposes of Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act, such as tokens, that are used for capital raising purposes and that offer investors an interest in a business should not be deemed to be eligible securities for purposes of Regulation A.

The concept of broadly defining the term “debt securities” is fully consistent with what may be the only other time that term is used under the Securities Act (and perhaps in the principal federal securities laws).  Specifically, Rule 144(a)(4) states that “debt securities” are, as relevant here, any security other than an equity security as defined in Rule 405 under the Securities Act.  To be sure, the distinction between “equity securities” and “debt securities” (i.e., all other securities) in Rule 144 serves a different purpose than the purposes underlying Regulation A.(6)

The point, though, is that the SEC used the term “debt securities” in Rule 144 expansively, and did not limit that term to just instruments that pay holders principal and interest (for example).(7)  As discussed above, we believe that in Section 3(b)(3) of the Securities Act, Congress also used the term “debt securities” expansively.

Notably, the Company does not believe that the term “debt securities” in Regulation A necessarily is as broad as the use of that term in Rule 144.  In Rule 144, the term means all securities that are not equity securities.  In the context of Regulation A, the Company believes, as discussed above, the term means securities that are not equity securities and that are used by a

(6) Rule 144’s definition of “debt securities” exists in order to differentiate between the conditions under which the seller of certain privately offered securities can rely on a safe harbor from being an underwriter of those securities; these conditions differ depending on whether the securities are equity versus debt.  That is, the definition provided in Rule 144 is meant only to allow holders of securities to know which set of conditions apply to the securities they hold.

(7) Because Blockstack will have no financial or other obligations to Stacks Token holders, the opinion required by Item 17(11) of Form 1-A will acknowledge that the Stacks Tokens are not binding obligations of Blockstack following their delivery.

company to raise capital and to offer investors a financial interest in the company or a business of the company.(8)

The Stacks Tokens also may be “equity securities” for purposes of Regulation A

While neither Regulation A nor the text of the Securities Act defines the term “equity security,” Rule 405 under the Securities Act does define the term “equity security” as follows:

any stock or similar security, certificate of interest or participation in any profit sharing agreement, preorganization certificate or subscription, transferable share, voting trust certificate or certificate of deposit for an equity security, limited partnership interest, interest in a joint venture, or certificate of interest in a business trust; any security future on any such security; or any security convertible, with or without consideration into such a security, or carrying any warrant or right to subscribe to or purchase such a security; or any such warrant or right; or any put, call, straddle, or other option or privilege of buying such a security from or selling such a security to another without being bound to do so.

Tokens that are securities for purposes of Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act solely because they are investment contracts do not fit within any of these categories.  As discussed in prior correspondence with the Staff, tokens that are securities for purposes of Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act solely because they are investment contracts, such as the Stacks Tokens, lack any indicia of equity.  They provide holders with no rights to dividends, revenue, profits or any other amounts from the issuing company, and they provide holders with no voting or other rights with respect to the issuing company.  As a result, they do not in any meaningful way resemble a stock, an interest in a profit sharing agreement, a preorganization certificate, a transferable share, a voting trust certificate or any of the other items listed in the definition of “equity security.”

(8) The Company emphasizes that while the Stacks Tokens are “debt securities” for purposes of Regulation A, they are not debt for all purposes under the federal securities laws.  For example, Section 304(a)(1) of the Trust Indenture Act exempts from its scope, among other things, “any security other than (A) a note, bond, debenture, or evidence of indebtedness, whether or not secured, or (B) a certificate of interest or participation in any such note, bond, debenture, or evidence of indebtedness, or (C) a temporary certificate for, or guarantee of, any such note, bond, debenture, evidence of indebtedness, or certificate.”  The Stacks Tokens do not meet any of the definitions provided in this exemption and therefore are not subject to the Trust Indenture Act.

In addition, most of the items listed in the Rule 405 definition of “equity security” also are included in the definition of security in Section 2(a)(1) of the 1933 Act, and presumably when adopting the definition of “equity security” in Rule 405, the Commission largely selected the types of instruments listed in Section 2(a)(1) that it determined are equity securities.  Notably, the term “investment contract” also is expressly listed in the Section 2(a)(1) definition of security, but is not included in the definition of “equity security” in Rule 405. This strongly suggests that instruments that are securities for purposes of Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act solely because they are investment contracts, such as the Stacks Tokens, are not equity securities within the meaning of Rule 405.

The definitions in Section 2(a)(1) and Rule 405 are qualified by the language “unless the context otherwise requires,” and it is possible, therefore, that the Commission and the Staff could conclude that the “context otherwise requires” that the term “equity securities” as used in Section 3(b)(3) and Regulation A is broader than the definition of that term in Rule 405, and that the term “equity securities” as used in Section 3(b)(3) and Regulation A includes some or all investment contracts.  For example, one could argue that a key attribute that makes the Stacks Tokens securities — the reliance of token holders on the managerial or entrepreneurial efforts of Blockstack — causes the Stacks Tokens to in some sense resemble non-voting equity: the holders of the tokens, like the holders of equity, will profit, if at all, based on the efforts of management.  (Of course, the same is true of bond holders as well; they will receive interest and principal on the bonds only if the management of the issuing company is successful in generating enough income to be able to pay those amounts, and the market’s assessment of the success of management’s efforts can affect a bond’s secondary trading price.)

For the reasons described above, the Company believes that the better view is that tokens that are securities for purposes of Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act solely because they are investment contracts are “debt securities” within the meaning of Section 3(b)(3) and Regulation A, but the Company also believes that the Commission reasonably could determine that, in the context of Regulation A, the term equity securities is broad enough to also encompass investment contracts, such as the Stacks Tokens.

The Company strongly believes, however, that the Stacks Tokens should be deemed to be either equity securities or debt securities for purposes of Regulation A, and that Blockstack should be able to qualify the Stacks Tokens on Form 1-A.  As discussed earlier, Blockstack and the Stacks Tokens appear to be well within the types of issuers and securities Congress intended to include within the Regulation A amendments.  In addition, as you know, Blockstack first submitted its Form 1-A to the Staff over 7 months ago, and the Staff and Blockstack have engaged in several significant rounds of comments and responses since the initial filing.

Blockstack also engaged in hours of informal discussions with the Staff prior to and since the Form 1-A was filed.  At no time has the Company — or the industry — been apprised that the Commission’s view is that Regulation A is unavailable to issuers of tokens that are investment contracts for purposes of Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act.(9)

In any event, the Stacks Tokens are not equity securities for purposes of Section 12(g) of the Exchange Act

Even if the Stacks Tokens are viewed as “equity securities” for purposes of Regulation A, the Company strongly believes that the Stacks Tokens are not equity securities for purposes of Section 12(g) of the Exchange Act.(10)  The definition of “equity securities” used for purposes of Section 12(g) is provided in Rule 3a11-1 under the Exchange Act, which defines an “equity security” as follows:

Any stock or similar security, certificate of interest or participation in any profit sharing agreement, preorganization certificate or subscription, transferable share, voting trust certificate or certificate of deposit for an equity security, limited partnership interest, interest in a joint venture, or certificate of interest in a business trust; any security future on any such security; or any security convertible, with or without consideration into such a security, or carrying any warrant or right to subscribe to or purchase such a security; or

(9) In fact, Commissioner Hester Peirce recently expressed support for Regulation A token offerings.  See Commissioner Hester Pierce, “How We Howey,” https://www.sec.gov/news/speech/peirce-how-we-howey-050919 (May 9, 2019) (“Although several companies seeking to issue tokens have begun the process, none has yet had its Regulation A offerings qualified. The lack of progress is not only difficult for the companies that remain in limbo, unable to move forward with raising capital, but also may scare off other companies. These companies may opt for a private offering instead, depriving the general public of the opportunity to invest, and also depriving the market of the public disclosure of the information included in the Regulation A offering materials.”).

(10) Section 12(g) requires that any issuer with total assets of more than $10 million and a class of equity held of record by 2,000 or more persons register the securities and file ongoing reports as a reporting company.  If the Stacks Tokens are treated as equity securities for these purposes, Blockstack might have more than 2,000 equity holders and therefore could be required to register the Stacks Tokens and become a reporting company under the Exchange Act.

any such warrant or right; or any put, call, straddle, or other option or privilege of buying such a security from or selling such a security to another without being bound to do so.(11)

This definition is substantively identical to the definition of “equity security” in Rule 405 under the Securities Act.  As discussed earlier, Stacks Tokens are investment contracts for purposes of Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act, and are not reasonably within any of the categories listed in Rule 405, and are therefore not “equity securities” within the meaning of Rule 405.  For the same reasons, Stacks Tokens are not reasonably within any of the categories listed in Rule 3a11-1, and are therefore not “equity securities” for purposes of Rule 3a11-1 or Section 12(g).  Critically, as also discussed above, if Stacks Tokens are deemed to be “equity securities” for purposes of Regulation A, it is solely because the “context otherwise requires” that the Stacks Tokens should be treated as equity securities for purposes of Regulation A, even though Stacks Tokens do not meet the definition of equity securities in Rule 405 under the Securities Act.  If the Stacks Tokens are deemed to be equity securities for purposes of Regulation A — even though they are not equity securities for purposes of Rule 405, Rule 3a11-1 and Section 12(g) — Blockstack should become subject to the Regulation A periodic reporting requirements, not the Section 12(g) reporting requirements.

The Company notes that if it became subject to the Section 12(g) reporting requirements, it also would become subject to a large number of significant regulatory regimes that would make no sense as applied to Blockstack.  For example, as a Section 12(g) issuer, Blockstack would be subject to the proxy rules, the tender offer rules, the rules regarding reporting on beneficial ownership (e.g., the rules in the 13D and 13G series under the Exchange Act), and others.  Generally, however, none of these rules provide any investor protection benefits to the Stacks Token holders.  Those holders have no economic interest in, or voting or other rights regarding, Blockstack.  As a result, requiring Blockstack to prepare and circulate proxy materials to the Stacks Token holders is meaningless; those holders have nothing to vote on.  Similarly, the Stacks Token holders have no economic or other rights in Blockstack, so they will not get any compensation from, or votes with respect to, a tender offer or similar corporate event involving Blockstack; as a result, the tender offer provisions provide no protections to Stacks Token

(11) Rule 3a11-1 was adopted under Section 3(a)(11) of the Exchange Act, which defines an equity security as “any stock or similar security; or any security future on any such security; or any security convertible, with or without consideration, into such a security, or carrying any warrant or right to subscribe to or purchase such a security; or any such warrant or right; or any other security which the Commission shall deem to be of similar nature and consider necessary or appropriate, by such rules and regulations as it may prescribe in the public interest or for the protection of investors, to treat as an equity security.”

holders.  And again, since Stacks Token holders have no voting or similar rights with respect to Blockstack (including with respect to its board of directors), the purposes underlying Section 13D and 13G reporting are of no particular relevance to Stacks Token holders; a Stacks Token holder can own more than 5%, 10% or any other threshold of Stacks Tokens, but will still have no ability to thereby cause or facilitate a change in control or any other corporate event for Blockstack.

The fact that so many of the ramifications of causing Blockstack to become a Section 12(g) issuer make no sense in the context of its public sale of Stacks Tokens is further support for Blockstack’s argument that it should not in any event become subject to Section 12(g) simply because it sells Stacks Tokens pursuant to Regulation A.

Finally, Blockstack notes that if the Stacks Tokens are deemed to be equity securities for purposes of Section 12(g), virtually all tokens and similar digital assets will be, regardless of whether the issuer files under Regulation A.  As a result, virtually any token issuer with more than 2,000 token holders and $10 million in assets would be required to register as a Section 12(g) reporting company, again, regardless of whether it files under Regulation A.  The SEC has never indicated that this should be the case.  In fact, the remedies imposed by the SEC in recent enforcement cases against token issuers(12) suggest that the SEC does not think that registration as a reporting company is generally required of token issuers, because in those cases registration was offered by the respondents (as evidenced by the fact that they were undertakings of each company, not sanctions imposed by the SEC), not mandated by the SEC.  In addition, the failure to register under Section 12(g) was not the basis of either enforcement action, or any other enforcement action.

More generally, if the Commission intends to take the very significant step of announcing that virtually all tokens are equity securities for purposes of Section 12(g), and that a large number of token issuers and their tokens therefore are currently illegally unregistered under Section 12(g), that announcement presumably should not be made through a comment to a single issuer in connection with a Regulation A offering.  Instead, any such announcement ought to be preceded by significant discussion with the industry and other affected stakeholders, and perhaps be preceded by rulemaking with the opportunity for notice and comment.

(12)In the matter of CarrierEQ, Inc., d/b/a AirFox, Order Instituting Cease-and-Desist Proceedings Pursuant to Section 8A of the Securities Act of 1933 (Nov. 16, 2018), https://www.sec.gov/litigation/admin/2018/33-10575.pdf; In the matter of Paragon Coin, Inc., Order Instituting Cease-and-Desist Proceedings Pursuant to Section 8A of the Securities Act of 1933 (Nov. 16, 2018), https://www.sec.gov/litigation/admin/2018/33-10574.pdf.

Conclusion

For these reasons, Blockstack believes the Stacks Tokens are “debt securities” for purposes of Regulation A, the Stacks Tokens may be “equity securities” for purposes of Regulation A, but in any event the Stacks Tokens are not equity securities for purposes of Section 12(g).

2.                                      We note your response to comment 21 of our letter dated November 29, 2018 with respect to whether:

•                                          Miners are not broker-dealers through they receive fees for recording transactions;

•                                          Neither you nor miners need to register as transfer agents or as clearing agencies;

•                                          Neither the Blockstack network nor browser extension are required to register as an exchange or ATS; and

•                                          No Blockstack entity is a money transmitter or money services business.

While we do not have any further comments about these issues at this time, our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your response.

The Company respectfully acknowledges the Staff’s comment.

3.                                      We note your response to comment 21 of our letter dated November 29, 2018.  Please explain how burning tokens (i.e., transferring tokens to the “blackhole” address) is not a prohibited purchase for purposes of Regulation M.  In doing so, please address why the owner of the “blackhole” address is not an affiliated purchaser for purposes of Regulation M.

As discussed in more detail below, burning Stacks Tokens by transferring them to a blackhole address is not a “prohibited purchase” for purposes of Rules 101(a) and 102(a) of Regulation M because neither Blockstack, any affiliate of Blockstack, nor the blackhole address bids for, purchases, or attempts to induce any person to bid for or purchase Stacks Tokens.  In addition, neither Blockstack, any affiliate of Blockstack, nor anyone else “owns” the blackhole address or has access to any Stacks Tokens sent to the blackhole address.  As a result, there is no owner of the blackhole address that could be an affiliated purchaser for purposes of Rules 101(a) and 102(a).  In addition, as discussed further below, a hypothetical owner of the blackhole address would not be an “affiliated purchaser” as that term is defined in Rule 100 of Regulation M.

The result of these facts is that:

(a)                                                       Rule 101(a) of Regulation M is not implicated by the blackhole address and the burning of tokens because (i) no person or entity becomes an affiliated purchaser of a distribution partner through their ownership of or receipt of Stacks Tokens through the blackhole address, because no person or entity owns the blackhole address or receives or has access to any of the Stacks Tokens that are sent to the blackhole address; and (ii) neither the blackhole address nor the burning process involves any bid for, purchase, or attempt to induce any person to bid for or purchase a Stacks Token; and

(b)                                                       Rule 102(a) of Regulation M is not implicated by the blackhole address and the burning of tokens because (i) no person or entity becomes an affiliated purchaser of Blockstack or a selling Stacks Token holder through their ownership of or receipt of Stacks Tokens through the blackhole address, because no person or entity owns the blackhole address or receives or has access to any of the Stacks Tokens that are sent to the blackhole address; and (ii) neither the blackhole address nor the burning process involves any bid for, purchase, or attempt to induce any person to bid for or purchase a Stacks Token.

Before turning to a more detailed discussion of these issues, it may first be helpful to summarize some key information about the token burning process and the blackhole address. First, in order for a person to engage in certain commercial transactions on the Blockstack network, such as to create digital assets like web addresses, or smart contracts, the person must in effect pay for that commercial transaction by “burning” a certain number of Stacks Tokens.  Unlike an ordinary payment, where cash or other valuable assets are transferred from one person to another, in the case of Stacks Tokens that are burned, the Stacks Tokens are transferred to the blackhole address.  As discussed below, no one owns that address, and no one has any access to the Stacks Tokens that are sent to the blackhole address.  The number of Stacks Tokens that are required to be burned for any particular transaction are set by an algorithm that is part of the Blockstack network (for existing smart contracts) or that is part of the Blockstack Core (for new smart contracts being created).

Second, no one owns the blackhole address.  The blackhole address is an address that anyone can send any digital asset to in order to destroy it — it is a publicly known address on the blockchain for Bitcoin and has been used outside of the context of the Blockstack network for the purpose of burning tokens.  It was not created by Blockstack and was used on the Bitcoin blockchain to destroy tokens prior to its designation as the blackhole address for the Blockstack network.  Anyone, at any time, can send Stacks Tokens or other tokens to the blackhole address, regardless of whether the transfer is required to be burned in connection with a commercial transaction on the Blockstack network.  No one — including Blockstack — has the ability to prevent, limit or condition the ability of anyone else to send Stacks Tokens (or any other crypto assets) to the blackhole address.(13)

Third, once a token is sent to the blackhole address, no one can ever get access to that token again.  While Blockstack implemented use of the blackhole address as part of the code it developed for the Blockstack network, neither Blockstack nor any other person or entity knows or has ever known the private key for the blackhole address.  As a result, once a Stacks Token or other crypto asset is sent to the Blackhole address, no one, including Blockstack, can obtain that token again.  Mathematically, there is no known way that the private key can be determined, and it also is essentially mathematically impossible for someone (including a super computer) to guess the private key.

Burning tokens (i.e., transferring Stacks Tokens to the “blackhole” address) is not a prohibited purchase for purposes of Regulation M, because the blackhole address does not bid for, purchase, or attempt to induce any person to bid for or purchase Stacks Tokens.

Both Rules 101(a) and 102(a), if applicable, would prohibit certain persons, during a distribution of Stacks Tokens, from bidding for, purchasing, or attempting to induce any person

(13) Although the term “ownership” is not defined for purposes of Regulation M, it is generally understood to mean the right to exercise dominion and control over property, including through the ability to transfer that property to other people.  See generally Black’s Law Dictionary, Seventh Ed., which defines “ownership” as “The collection of rights allowing one to use and enjoy property, including the right to convey it to others.”  Neither Blockstack, any Blockstack affiliate, nor any other person or entity has any unique rights to or use of the blackhole address, or any rights to use, enjoy or transfer the Stacks Tokens (or other crypto assets) transferred to the blackhole address,

to bid for or purchase Stacks Tokens.   The blackhole address, and the process of burning tokens, is not a bid, a purchase, or an attempt to induce any person to bid for or purchase Stacks Tokens.

The term “bid” is not defined in Regulation M.  It is defined in Rule 600(b)(8) of  Regulation NMS to mean, in pertinent part, “the bid price . . . at which [the potential buyer] is willing to buy” the applicable security (emphasis added).  Section 3(a)(13) of the Exchange Act defines the terms “buy” and “purchase” to include “any contract to buy, purchase or otherwise acquire.”

Neither the blackhole address nor the burning process creates a bid for a Stacks Token.  The blackhole address does not set a price at which it will accept Stacks Tokens (or any other digital assets).  In addition, the blackhole address and the burning process do not provide any money or other compensation in return for Stacks Tokens transferred to the blackhole address.  A bid, presumably, must include an offer to pay something.

Similarly, neither the blackhole address nor the burning process results in a purchase of the Stacks Tokens.  First, sending a token to the blackhole address does not involve the creation of any contract, as required by Section 3(a)(13), because a contract necessarily involves at least two parties.  A person who sends a Stacks Token to the blackhole address is the only party to that blackhole transaction.  No other person receives the Stacks Token, no other person benefits from or otherwise controls the Stacks Token, and no person acts or “contracts” on behalf of the blackhole address. Second, no one buys, purchases or otherwise acquires a token sent to the blackhole address.  No one — not Blockstack, its affiliates, or anyone else — can ever get or use any Stacks Token (or other crypto asset) that has been sent to the blackhole address.

Finally, neither the blackhole address nor the burning process involves any attempt to induce any person to bid for or purchase Stacks Tokens.  As previously discussed, no one owns, controls or has any financial interest in the blackhole address or the Stacks Tokens that have been sent to that address; as a result, there is no one with any incentive or practical ability to attempt to induce people to send Stacks Tokens to the blackhole address.  In addition, there are in fact no inducements to send Stacks Tokens to the blackhole address, other than for users of the Blockstack network who wish to engage in a commercial transaction that requires burning tokens.  The Company believes that commercial endeavors that may require the permanent decommissioning of Stacks Tokens is not an “attempt to induce” for purposes of Regulation M.  In any event, since (as discussed above) the blackhole address does not ever make a bid for or purchase any Stacks Tokens, and does not ever purport to bid for or purchase any Stacks Tokens, there are no activities that could in fact be an attempt to induce a bid for or purchase of Stacks Tokens.

As a result, burning Stacks Tokens by sending them to a blackhole address is not a prohibited purchase for purposes of Regulation M.

No one “owns” the blackhole address to which burned Stacks Tokens will be sent, and therefore there is no person or entity who can become an “affiliated purchaser” for purposes of Regulation M through its ownership of the blackhole address.

Rule 101(a), if applicable, would prohibit, during a distribution of Stacks Tokens, an “affiliated purchaser” of a distribution participant from bidding for, purchasing or attempting to induce a bid for or purchase of Stacks Tokens, subject to certain exceptions.  Similarly, Rule 102(a), if applicable, would prohibit, during a distribution of Stacks Tokens, an “affiliated purchaser” of Blockstack or a selling holder of Stacks Tokens from bidding for, purchasing or attempting to induce a bid for or purchase of Stacks Tokens, again subject to certain exceptions.  No person can become an “affiliated purchaser” of any person through its ownership of the blackhole, because as discussed above, no one owns the blackhole address, and no one owns or has any interest in or ability to obtain any Stacks Tokens transferred to the blackhole address.

In addition, even if someone hypothetically could own the blackhole address (which they cannot) that person would not thereby become an “affiliated purchaser” of Blockstack, a selling Stacks Token holder, a distribution participant, or anyone else.  Regulation M defines the term “Affiliated Purchaser” to mean, in summary: (1) a person acting in concert with a distribution participant, the issuer, or a selling security holder (collectively, a “Regulation M Subject”) in connection with the acquisition or distribution of a covered security; (2) an affiliate of a Regulation M Subject that controls the purchase of a covered security, whose purchases are controlled by the Regulation M Subject, or whose purchases are under common control with the Regulation M Subject; or (3) an affiliate of a Regulation M Subject that regularly acts as a broker, dealer or investment adviser, subject to certain exceptions.

Assuming solely for the purposes of this discussion that the blackhole address was owned by someone (which it is not), that person (the “Hypothetical Owner”) would not thereby become an Affiliated Purchaser of a Regulation M Subject.  Under clause (1), the Hypothetical Owner, solely by owning the blackhole address, would not be acting in concert with Blockstack or any other Regulation M Subject.  As previously discussed, no one associated with Blockstack, or anyone else, controls what Stacks Tokens are or are not sent to the blackhole address, or when the Stacks Tokens are sent to that address, or the Stacks Tokens that are sent to that address; this would be true even for a Hypothetical Owner.  As a result, the Hypothetical Owner of the blackhole address would not be acting in concert with anyone.

Clause (2) is inapplicable.  As discussed below, there is no purchase of a token sent to the blackhole address.  No one pays the person transferring the token any cash or other value.  As a result, a Hypothetical Owner of the blackhole address would not thereby control any “purchase” of Stacks Tokens, and the Hypothetical Owner would not cause any “purchase” of Stacks Tokens that were controlled by or under the common control with a Regulation M Subject.

Clause (3) also is inapplicable.  Neither Blockstack nor any of its affiliates acts as a broker, dealer or investment adviser, and a Blockstack affiliate that was a Hypothetical Owner of the blackhole address would not thereby become a broker, dealer or investment adviser.  The Hypothetical Owner would not, by virtue of owning that address, purchase securities for its own account or for the account of others (the Stacks Tokens sent to the blackhole address are gone, and they are not owned by the Hypothetical Owner of the blackhole address or for anyone else’s account).  Similarly, the Hypothetical Owner would not, by virtue of owning the blackhole address, recommend or exercise investment discretion with respect to the purchase or sale of the Stacks Tokens sent to the blackhole address, because: (i) the Hypothetical Owner would not, by virtue of ownership of that address, advise anyone to transfer Stacks Tokens to the blackhole address or have or be able to exercise investment discretion to cause anyone to send Stacks Tokens to the blackhole address; and (ii) as discussed above, the transfer of Stacks Tokens to the blackhole address does not constitute the purchase or sale of the Stacks Tokens.

For the foregoing reasons, Rules 101(a) and 102(a) of Regulation M are not implicated by the burning of Stacks Tokens through the transfer of Stacks Tokens to the blackhole address.

4.                                      Please advise us of any interests Blockstack PBC holds in subsidiaries, including whether those subsidiaries are wholly owned, majority owned or minority owned, and provide us supplementally with your analysis as to whether interests in any of those subsidiaries subject those entities to the Investment Company Act of 1940.

The Company respectfully advises the Staff that for the reasons discussed below, Blockstack PBC and its subsidiaries are not investment companies for purposes of the Investment Company Act of 1940 (“1940 Act”).  Under Section 3(a)(1)(C) of the 1940 Act, a company is an “investment company” if, among other things, it holds more than 40% of the total value of its assets (exclusive of government securities and cash items) in investment securities as defined in Section 3(a)(2) of the 1940 Act.  Rule 3a-1 states that an issuer is not an “investment company” if, among other things, it: (a) holds more than 55% of the total value of its assets, other than cash and government securities, in assets that either are: (1) not investment securities (as defined in Section 3(a)(2)); or (2) interests in companies primarily controlled by the issuer

(collectively, “Rule 3a-1 investment securities”); and (b) derives more than 55% of its net income after taxes (excluding income derived from government securities), over the last four fiscal quarters combined, from assets that are not Rule 3a-1 investment securities.(14)  For the reasons described below, Blockstack PBC is not an “investment company” based on Rule 3a-1.

Blockstack PBC currently holds direct and indirect interests in the following subsidiaries(15):

•                  Blockstack Token LLC (“Blockstack Token LLC”), and Blockstack Signature Fund I LLC (“Signature Fund I”), each of which is wholly and directly owned by Blockstack PBC.(16)

(14) Rule 3a-1 also requires that (i) under Section 3(a)(1)(A), a company is not and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting, or trading in securities; (ii) under Section 3(a)(1)(B), the company is not engaged and does not propose to engage in the business of issuing face-amount certificates of the installment type, and has not engaged in such business or have any such certificate outstanding; and (iii) the company is not a special situation investment company.  The Company meets the terms of each of these requirements.

(15) For accounting purposes, all of the entities listed here are consolidated onto Blockstack PBC’s balance sheet.

(16) Blockstack PBC also holds direct interests in Blockstack Employee LLC, an entity created to hold Stacks Tokens in the future on behalf of the employees of Blockstack PBC and its affiliates.  As discussed on page 114 of the offering circular, Blockstack Employee LLC will be dissolved in May 2019, prior to qualification of the offering statement.  Prior to dissolution, Blockstack PBC holds all of the voting securities in Blockstack Employee LLC, which is therefore included on Blockstack PBC’s balance sheet and in its calculations under Rule 3a-1 on a consolidated basis.   For accounting purposes, Blockstack Employee LLC only holds cash on its balance sheet prior to dissolution, all of which would be disregarded for purposes of Section 3(a)(1)(C) and, on a consolidated basis with Blockstack PBC, Rule 3a-1.  Although Blockstack Employee LLC also holds Stacks Tokens, those Stacks Tokens have no value on Blockstack PBC’s balance sheet on a consolidated basis because they are internally created intangible assets.  Therefore, Blockstack Employee LLC does not affect Blockstack PBC’s investment company status.  In addition, to the extent that these Stacks Tokens did have value, for the reasons discussed in note 21 below with respect to Blockstack Token LLC, the Company would disregard them as if they were cash.  On an independent basis, even if Blockstack Employee LLC had assets viewed as investment securities in its hands (such as the Stacks Tokens, which could arguably be securities when held on behalf of employees), it is able to rely on Section 3(c)(1) of the 1940 Act for an exception from the definition of an investment company, because it has fewer than 100 beneficial owners and has never engaged in a public offering.  Because Blockstack Employee LLC does not affect Blockstack PBC’s investment company status, and because Blockstack Employee LLC will be dissolved prior to qualification, we do not discuss its status under the 1940 Act further in this response.

•                  Blockstack Token Fund GP, LLC (“Token Fund GP”), which is wholly owned by Blockstack Token LLC.

•                  Token Fund GP is managing member of two funds that hold and distribute Stacks Tokens to investors in those funds, Blockstack Token Fund QP, L.P. (the “QP Fund”) and Blockstack Token Fund AI, L.P (the “AI Fund”).

•                  Blockstack holds no other interests in the QP Fund or the AI Fund.

Rule 3a-1(c) requires that a company consolidate all wholly-owned subsidiaries in analyzing its compliance with Rule 3a-1.  Therefore Blockstack PBC consolidates the assets of Blockstack Token LLC, Signature Fund I, and Token Fund GP, all of which are Blockstack PBC’s wholly-owned subsidiaries.(17)  Blockstack PBC does not consolidate the assets of the QP Fund and the AI Fund for purpose of Rule 3a-1 (even though they are consolidated on Blockstack PBC’s balance sheets), because they are not wholly-owned subsidiaries of Blockstack PBC; as noted above, Blockstack PBC has no interests in either fund, and therefore they do not affect its 1940 Act analysis.(18)

As of March 31, 2019, the last date of Blockstack PBC’s most recent fiscal quarter, and on a consolidated basis, Blockstack PBC held over 80% of the value of its non-cash assets in the following assets:  right-of-use lease asset, Bitcoin, Ether,(19) domain names,

(17) As discussed in note 16, Blockstack Employee LLC is also currently a wholly-owned subsidiary consolidated with Blockstack PBC for purposes of Rule 3a-1 but does not affect Blockstack PBC’s calculations under Rule 3a-1 and will, in any event, be dissolved prior to qualification.

(18) Even if Blockstack did include interests in the QP Fund and the AI Fund as assets, it likely would value those assets at approximately zero dollars, as it has no financial interest in them.

(19) The Company is treating Bitcoin and Ether as “good” assets (assets that are neither investment securities nor disregarded as cash) for these purposes, based on guidance from the Staff that these two digital assets are not securities.  See William Hinman, Director, Division of Corporation Finance, Digital Asset Transactions:  When Howey Met Gary (Plastic), https://www.sec.gov/news/speech/speech-hinman-061418 (stating that Bitcoin and Ether are not securities due to the state of decentralization of those tokens and that other systems may also meet that standard in the future).  However, even if these assets were treated as cash (and disregarded for 1940 Act purposes), Blockstack PBC would have over 70% of the total value of its assets (other than cash and government securities) in non-investment securities.  We recognize that the definitions in the 1940 Act are qualified by the language “unless the context otherwise requires,” and it is possible that the Commission and the Staff in theory could conclude that the “context otherwise requires” that Bitcoin and Ether may be securities for purposes of the 1940 Act and investment securities for purposes of Section 3 of the 1940 Act.  The Company believes, however, that there is nothing in the 1940 Act or otherwise that suggests that the “context otherwise requires” that Bitcoin and Ether should be treated as securities or investment securities for purposes of the 1940 Act, and the Company believes that any such Commission determination should be made in a public forum subject to notice and comment from the public, rather than in a comment letter to a single registrant.

prepaid expenses and a tax credit receivable related to the Company’s research and development, and certain fixed assets (such as computers and furniture).(20)  None of these assets are securities. The only Rule 3a-1 investment securities held by Blockstack PBC were investments made by Signature Fund I (described below).  These investments did not make up at least 45% of the total value of Blockstack PBC’s assets (minus cash and government securities) on a consolidated basis with its wholly-owned subsidiaries.  In addition, Blockstack PBC had no income from any Rule 3a-1 investment securities over the past four fiscal quarters combined and therefore derived less than 45% of its net income, after taxes, from Rule 3a-1 investment securities.  Therefore, Blockstack PBC is not an investment company under Rule 3a-1.

Based on this analysis, Blockstack does not generally believe that the investment company status of Blockstack PBC’s subsidiaries is relevant. Nonetheless, the Company provides it below.

•                  Blockstack Token LLC holds no investment securities.  It holds only cash, Bitcoin, Ether, Stacks Tokens and interests in its wholly-owned subsidiary, Token Fund GP (which is not an investment company for the reasons below).(21)  Therefore Blockstack Token LLC is not an investment

(20) On a consolidated basis, Blockstack PBC also holds certain Stacks Tokens held by Blockstack Token LLC.  Because the Stacks Tokens are treated as a form of internally generated intangible asset for accounting purposes, they are valued at zero dollars and do not affect Blockstack PBC’s investment company status.  However, even if these Stacks Tokens had a value (which they do not), as noted in our response to comment 21 of the Staff’s letter dated November 29, 2018, the Company does not believe that the Stacks Tokens should be treated as securities or investment securities in its hands (or in the hands of its wholly owned affiliates, such as Blockstack Token LLC), because the Company and its wholly-owned affiliates are not reliant on the efforts of others for any return from the Stacks Tokens.  Thus, to the extent the Stacks Tokens have any value, the Company anticipates it would disregard those Stacks Tokens as if they were cash.

(21) As discussed above in note 20, the Company does not believe that the Stacks Tokens should be treated as securities or investment securities in its hands (or in the hands of its wholly owned affiliates, such as Blockstack Token LLC).  Therefore, for 1940 Act purposes, the Company is disregarding the Stacks Tokens held by Blockstack Token LLC as if they were cash.  In addition, as discussed in note 19, the Company is treating Bitcoin and Ether as “good” assets for 1940 Act purposes.

company because it holds less than 40% of the total value of its assets (other than cash and government securities) in investment securities.

•                  Signature Fund I holds only cash and minority investments in private companies, all of which are investment securities.  Signature Fund I is excepted from the definition of an investment company, however, because its only beneficial owner is Blockstack PBC, which is relying on Rule 3a-1 of the 1940 Act, and Signature Fund I has never engaged in a public offering of its securities, is not currently doing so, and is not currently proposing to do so. Therefore, Signature Fund can rely on Section 3(c)(1) under the 1940 Act, which is available to companies that have 100 or fewer beneficial owners and are not making or presently proposing to make a public offering.

•                  Token Fund GP holds no investment securities.  It only holds cash.  Therefore Token Fund GP is not an investment company because it holds less than 40% of the total value of its assets (other than cash and government securities) in investment securities.

•                  The QP Fund and AI Fund currently hold only cash, Bitcoin and Ether, but at a certain moment in time (upon distribution of the Stacks Tokens to limited partners) they briefly held the Stacks Tokens.  Because the Stacks Tokens are held on behalf of investors in the QP Fund and the AI Fund, the Stacks Tokens are securities (and investment securities) when held by the QP Fund and the AI Fund.(22)  However, the QP Fund relies on Section 3(c)(7) of the 1940 Act for an exception from the definition of an “investment company,” because its interests were not, are not, and are not presently proposed to be publically offered and all of its beneficial owners are “qualified purchasers.”  The AI Fund relies on Section 3(c)(1) of the 1940 Act for an exception from the definition of an investment company, because its interests were not, are not, and are not presently proposed to be publically offered and it has fewer than 100 beneficial owners.

For the reasons above, neither Blockstack PBC nor any of its affiliates are “investment companies.”

(22) The Company differentiates this situation from that discussed in our response to comment 21 of the Staff’s letter dated November 29, 2018, and in note 20 above, in which the Company argued that the Stacks Tokens should not be treated as securities or investment securities in the hands of the Company, because the Company is not reliant on the efforts of others for any return from its own tokens.

5.                                      Please advise us supplementally whether Blockstack Token LLC or Blockstack PBC intend or reserve the right to repurchase any of the outstanding Stacks Tokens and, if so, how the repurchase price of such tokens would be determined.

The Company respectfully advises the Staff that neither it nor Blockstack PBC has any right to repurchase or reserves the right to repurchase any outstanding Stacks Tokens except for the right to repurchase 11,490,972 Stacks Tokens held by Blockstack Employee LLC that are not currently allocated to any outstanding Class B Units awarded to employees, and which are subject to repurchase upon the liquidation of Blockstack Employee LLC.  The repurchase price of these Stacks Tokens will be equal to the original purchase price paid for the tokens by Blockstack Employee LLC. Upon liquidation of Blockstack Employee LLC, which will occur prior to qualification, those approximately 40 million Stacks Tokens that are currently allocated to Class B Units of Blockstack Employee LLC held by employees of Blockstack PBC that remain unvested will become directly held by employees and subject to a right of repurchase by the Company upon the employee’s termination.  The per token repurchase price for those repurchases will be equal to the original per Unit purchase price paid for the Class B Unit by the employee to Blockstack Employee LLC. All Class B Units held by employees were granted pursuant to, and are governed by the terms of, the 2017 Equity Incentive Plan of Blockstack Employee LLC, dated October 20, 2017, previously filed as Exhibit 6.2 to the offering statement.

6.                                      We note the statement from your letter dated March 1, 2019, that “Token LLC may at certain times hold significant portions of the total value of their assets in the Stacks Tokens.”  Please advise us supplementally whether purchasers of Stacks Tokens profit from Blockstack Token LLC or Blockstack PBC holding Stacks Tokens.

The Company respectfully advises the Staff that it is not aware of any way in which purchasers of the Stacks Tokens profit from Blockstack Token LLC or Blockstack PBC holding or potentially holding Stacks Tokens.  The Company notes that although Blockstack Token LLC currently holds certain Stacks Tokens, those Stacks Tokens do not appear on its balance sheet (or on Blockstack PBC’s balance sheet on a consolidated basis) because, as internally created intangible assets, they are valued at zero dollars.  These Stacks Tokens are generally held by the Company as part of the process of generating the Stacks Tokens for use on the network.  As a result, the Company does not believe that the purchasers of Stacks Tokens would profit from those holdings.

7.                                      Please explain which tokens the Blockstack Signature Fund 1 is treating as “good cash” and the basis for such treatment.  Please further explain if this subjects the Blockstack Signature Fund 1 to the Investment Company Act.

The Company respectfully submits that, as noted in our response to Comment #4, Signature Fund I only holds minority investments in private companies and cash.  Signature Fund I does not currently hold any tokens (including but not limited to the Stacks Tokens).  Although it is, in theory, possible that Signature Fund I would, at some point in the future, invest in tokens issued by third-party companies, Signature Fund I has no plans to do so at this time.  The Company also does not anticipate that Signature Fund I will invest in any Stacks Tokens.

As also discussed in our response to Comment #4, Signature Fund I is excepted from the definition of an investment company because its only beneficial owner is Blockstack PBC, which is relying on Rule 3a-1 of the 1940 Act, and Signature Fund I has never engaged in a public offering of its securities, is not currently doing so, and is not currently proposing to do so. Therefore, Signature Fund can rely on Section 3(c)(1) under the 1940 Act, which is available to companies that have 100 or fewer beneficial owners and are not making or presently proposing to make a public offering.

The Company understands that the Staff has questions regarding the treatment of the Stacks Tokens for 1940 Act purposes in cases where the Stacks Tokens are held by Blockstack entities (such as Signature Fund 1).  As noted in our response to Comment #4, the Stacks Tokens currently held by Blockstack Token LLC (and by Blockstack PBC on a consolidated basis with its wholly owned subsidiary Blockstack Token LLC) are internally created intangible assets with a value of zero dollars.  Therefore, the Stacks Tokens currently have no effect on the status of any Blockstack entity’s 1940 Act status.  However, as also noted above in note 20 and in our response to comment 21 of the Staff’s letter dated November 29, 2018, the Company does not believe that the Stacks Tokens should be treated as securities or investment securities in its hands (or in the hands of its wholly owned affiliates), because the Company and its wholly-owned affiliates are not reliant on the efforts of others for any return from the Stacks Tokens.   To the extent the Stacks Tokens were held by a Blockstack entity (other than the AI Fund or QP Fund), and deemed to have a value besides zero dollars, the Company anticipates disregarding those Stacks Tokens as if they were cash.

The Company reiterates that, as noted in our response to Comment #4, the Company is treating Bitcoin and Ether, the only digital assets currently held by the Company, on Blockstack PBC’s balance sheet as “good assets” (non-investment securities) based on guidance from the Staff that these assets are not securities, but that even if those assets were disregarded in the same manner as cash, Blockstack PBC would not be an investment company based on Rule 3a-1 under the 1940 Act.

For the reasons above, if Signature Fund I theoretically did, in the future,  invest in the Stacks Tokens, assuming that Blockstack PBC were still the sole owner of Signature Fund I, the Company would treat the Stacks Tokens as non-investment securities and disregard them as cash for purposes of any 1940 Act analysis.  In contrast, if, in the future, Signature Fund I were to theoretically invest in tokens (other than Bitcoin and Ether) issued by third parties, Signature Fund I generally would treat those tokens as investment securities. As noted above, however, the Company has no plans for Signature Fund I to invest in either the Stacks Tokens or third party tokens (other than Bitcoin and Ether).

Finally, because any Stacks Tokens held by the AI Fund or QP Fund would be held on behalf of investors in those funds, the Company would treat those Stacks Tokens as investment securities for 1940 Act purposes.

Cover Page

8.                                      We note that you plan to reallocate tokens in the cash offering as between the voucher program offering (priced at $0.12 per token) and general offering (priced at $0.30 per token) immediately following qualification of this offering circular.  Please revise your disclosure throughout to clarify for potential investors the actual number of Stacks Tokens you plan on offering at each price level or to provide investors with a firm basis for understanding how you will prioritize the allocation of tokens between the voucher program and the general offering assuming there is sufficient interest to sell a number of Stacks Tokens in each offering that would cause you to exceed $38 million of Stacks Tokens you have allocated to the cash offering.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page, page 2 and page 135 of the offering circular, to clarify that it is currently soliciting indications of interest in accordance with Rule 255 under the Securities Act; that these indications of interest ask voucher holders to indicate whether they are interested in purchasing in the offering, indicate the number of Stacks Tokens that they may purchase (up to a maximum of 25,000 tokens each), and confirm that they are still in possession of their voucher and take additional steps to identify themselves on stackstoken.com on or before May 25, 2019;  that the final number of tokens allocated to the voucher program will be equal to, or no more than 5% greater than, the number of Stacks Tokens that voucher holders indicate their intent to purchase in this manner (assuming each will purchase at the highest end of their range), and will be equal to 215 million if all current holders of vouchers indicate an intent to purchase 25,000 tokens; and that the number of tokens in the general offering will be increased from 40 million by an amount equal to two-fifths of any shortfall between the final voucher program allocation and 215 million, up to a maximum allocation of 62 million tokens to the general offering.

Please also revise to disclose how, and how frequently, you will inform investors of the amount of Stacks Tokens you have sold through each offering.

The Company respectfully advises the Staff that it has altered the term of the cash offering such that the cash offering may last as long as 60 days, but the Company will terminate the cash offering and proceed the closing at any earlier time if the general offering has been fully subscribed and the voucher program is either fully subscribed or we have determined, in the Company’s discretion, that no additional voucher holders are expected to subscribe to the offering.  The Company has, in response to the Staff’s comment and in light of the revised offering term, revised the disclosure on the cover page and page 136 to indicate that it will file Form 1-Us on each of the following days during or immediately after the term of the cash offering: on the day following the first day, if any, on which 75% of the tokens in the general offering have been subscribed for, the day following the first day, if any on which 75% of the tokens in the voucher program have been subscribed for,  at least five days prior to the day on which the Company terminates the voucher program at less than full subscription (announcing the Company’s intention to do so), and at the end of the 60-day term of the cash offering disclosing how many tokens were sold in each of the voucher program and the general offering.  The Company will file another Form 1-U promptly following the Cash Offering Closing disclosing the completion of the sale of the tokens sold in the general offering and the voucher program.

9.                                      We note your disclosure that you intend to disclose the final allocations and purchase price pursuant to an offering circular supplement filed pursuant to Rule 253(g)(3) of Regulation A and in accordance with the instruction to Rule 253(b) of Regulation A no later than two business days following the qualification of this offering statement.  We also note that Rule 253(b) does not appear to be applicable in light of the non-cash consideration involved in the App Mining component of the offering.  Please revise your disclosure to clarify that you will announce the final allocations in either a post-qualification amendment or supplement, depending on the facts and circumstances at the time.  In this regard, we refer you to Rule 252(f)(2)(ii) and Rule 253(g)(2) of Regulation A for further guidance.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 135 to insert the following language:

“We intend to disclose the final allocation and purchase price either in a pre-qualification amendment to our offering circular or, if the allocations are finalized or changed following qualification, pursuant to a post-qualification supplement filed under Rule 253(g)(2) or a post-qualification amendment, depending upon the facts and circumstances at the time of the filing.”

10.                               We note your response to comment 1 regarding whether the future pricing structure in the App Mining program will create an “at the market” offering.  While we do not have any further comments about this issue at this time, our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your response.  In addition, please revise your disclosure to clarify that you will announce any changes to your price in either a post-qualification amendment or supplement, depending on the facts and circumstances at the time of the change.  In this regard, we refer you to Rule 252(f)(2)(ii) and Rule 253(g)(2) of Regulation A for further guidance.  Note that a supplement to the offering circular described in Rule 253(g)(1) is not the appropriate mechanism to disclose adjustments to the pricing of Stacks Tokens distributed under the App Mining program, since it is only available to disclose information omitted in reliance on Rule 253(b), which does not apply because the App Mining tokens are not being offered for cash.

The Company respectfully acknowledges the Staff’s comment, and in response has also revised the disclosure on, page 4 and page 137 as requested by the Staff.

Offering Summary

App Mining program, page 3

11.                               We note your response to comment 7 and your revised disclosure.  To provide investors with additional context, please briefly describe the types of situations wherein you would be unable issue Stacks Tokens to application developers.

In response to the Staff’s comment, the Company has revised the disclosure on page 4 to clarify that the Company may be unable to issue Stacks Tokens to developers if the App Mining program is discontinued due to the $50,000,000 limit on aggregate offering price under Regulation A being reached or because the Company has otherwise determined that its relevant resources could be better invested, and it may also be unable to issue Stacks Tokens to developers if the App Mining program is temporarily suspended because the Company is required to file a post-qualification amendment to the Offering Statement to incorporate new annual financial statements or to reflect a fundamental change to the information contained in the Offering Statement, and faces a delay in having the amendment qualified by the Commission.

Other Token Sales, page 12

12.                               We note from your disclosure on pages 12 and 102 that in November 2018, you delivered 63,018,349 Stacks Tokens to Blockstack Employee LLC that are the subject of outstanding awards granted to your employees.  Please address the following:

•                                          Explain your accounting treatment for this transaction.  In this regard, tell us where this transaction is reported in your consolidated financial statements (i.e., consolidated balance sheets, statements of operations and statements of cash flows).  It might be helpful to provide us with illustrative journal entries; and

The Company respectfully submits that Blockstack PBC paid approximately $608,000 of cash bonuses to its employees which were recognized as compensation expense on the consolidated financial statements.

Employees used their bonuses — on a voluntary basis — to purchase approximately $523,000 of membership interests in Blockstack Employee LLC (a consolidated entity in the Company’s financial statements). Each unit of membership interest entitles the employees to one Stacks token upon liquidation of Blockstack Employee LLC.

At December 31, 2018 the Company’s consolidated financial statements reflected the following entries, after inter-company eliminations:

Debit-Compensation Expense	608,000
Debit-Employer Taxes	35,000
Credit — Cash	643,000
—To reflect the payment of bonuses to employees.

Debit — Cash	523,000
Credit — Non-Controlling Interests	523,000
—To reflect employee investments in Blockstack Employee LLC.

Debit — Non-Controlling Interests	504,000
Debit — Tax Expense	152,000
Credit — Revenues	504,000
Credit — Taxes Payable	152,000

—To reflect the revenue, related tax impact and reversal of non-controlling interests upon the distribution of the Tokens.

In 2018, the Tokens were distributed to electronic wallets to which each Blockstack Employee LLC unit holder holds his or her own private key. However, the Company later understood that this did not represent a transfer of control of the Tokens to the unit holders, given that an additional private key controlled by Blockstack Employee LLC is required to fully release the Tokens to the control of the unit holders. The error in recording the distribution and revenue may have occurred due to this misunderstanding as to whether the complete transfer of ownership had taken place in 2018. The overstatement in revenues represents 1.4% of total revenues, and after giving effect to income taxes, 3.8% of net income.  The error was deemed immaterial by the Company.

•                                          Revise your Summary of Significant Accounting Policies in Note 1 and your critical accounting policies and estimates discussion in MD&A (beginning on page 79) to disclose your accounting policy for Stacks Tokens issued as compensation to employees and cite the authoritative guidance you used to support your accounting treatment (i.e., initial recognition, measurement and remeasurement, as applicable).

We respectfully submit that this arrangement was immaterial and does not warrant disclosure as a critical accounting policy in MD&A or a Significant Accounting Policy in our financial statements for the year ended December 31, 2018.

We are in the process of liquidating Employee LLC and will not be using this kind of vehicle to distribute Tokens to employees in the future.

13.                               We note that you are offering to sell Stacks Tokens at a discounted purchase price through your voucher program.  We also note your disclosure on page 13 that you sold the rights to receive 2,000,000 Stacks Tokens in January 2019 at a substantial discount.

Please revise your Summary of Significant Accounting Policies in Note 1 and your critical accounting policies and estimates discussion in MD&A (beginning on page 79) to disclose how you account for these discounts and rights to purchase at a discounted price in your consolidated financial statements and cite the authoritative guidance you used to support your accounting treatment.

In response to the Staff’s comment, the Company respectfully submits that these transactions occurred or are expected to occur in 2019, and we did not have any similar transactions in 2018 or prior periods.  As such, we believe discussion of a critical accounting policy in MD&A or a significant accounting policy in the 2018 financials would be inappropriate.

Instead, we propose to revise the Revenue Trends discussion in MD&A as follows to address these transactions:

Revenue Trends

Because Blockstack characterizes the proceeds of any Stacks Token sales as revenue, Blockstack’s revenue can vary significantly based on the number of Stacks Tokens we sell.  See the section titled “—Critical Accounting Policies and Estimates— Revenue Recognition” below for details.  If we complete this offering of Stacks Tokens, Blockstack may recognize revenue in 2019 in connection with such sales.  Token purchasers in voucher sales will receive Tokens at discounted prices, which will result in lower revenue to the Company.  In addition, the Company may occasionally purchase assets using Tokens, valued at a discount to the then current fair value, which will result in a loss (or a lower gain) to the Company.  Blockstack believes that there will be additional demand for Stacks Tokens in the future, as the number of application developers and users on the Blockstack network increases, and Blockstack anticipates that we will be able to sell additional Stacks Tokens.  In addition, because Blockstack does not recognize as revenue any proceeds from the sale of Stacks Tokens subject to the achievement of future milestones, it is possible that we will recognize revenue in the future from prior Stacks Token sales upon the satisfaction of the remaining milestone to which the funds held in the LP Funds are subject.  See the section of the offering circular captioned “Business—Development of the Business—Token Sales” and “—Critical Accounting Policies and Estimates—Revenue Recognition” below for details.

With respect to our accounting for future Tokens issued at a discount, for transactions that fall within ASC 606, we would envision recording revenue at the discounted sales price.

The second transaction you reference is the future purchase of equity securities from a start-up under a Simple Agreement for Future Equity (SAFE) that the Company entered into in January 2019.  The total purchase price is $526,400, of which $26,400 is intended to be paid via the future delivery of 2,000,000 Tokens under a Deferred Delivery Agreement, but at the Company’s choice, this portion of the purchase price can be settled in cash.

We concluded that the exchange of Tokens for a non-controlling interest in another entity is a non-monetary transaction that should be accounted for at fair value as described in ASC 845-30-1.  As long as the equity interest received is not an equity method investment (one which provides the holder with significant influence), then a loss or full gain is recognized on the transfer. The value of the investment will be measured at the time of the transaction.  Because the Tokens have no carrying value, if Tokens are ultimately used to settle the deferred portion of the purchase price, the Company will record a gain equal to the initial measurement of the deferred purchase price.

Risk Factors

We could become a reporting company with significant additional reporting obligations under the Exchange Act . . . , page 60

14.                               We note your disclosure in this risk factor and on page 107 that you do not intend to engage a transfer agent in this offering, in part, because “the types of activities a transfer agent would normally engage in are performed automatically on the blockchain.”  Please provide us with a detailed analysis of the specific activities that the blockchain will perform in comparison to the activities typically performed by a transfer agent.

In response to the Staff’s comment, we respectfully first wish to provide a general overview of our understanding of the issues underlying this comment.  Under Section 12(g) of the Exchange Act,(23) an issuer of certain classes of equity securities must register those securities under the Exchange Act and thereby become a reporting issuer that is subject to, among other things, the proxy rules, the tender offer rules, the Williams Act rules and a number of other requirements under the Exchange Act.  As discussed in response to Comment 1, the Company strongly believes that the Stacks Tokens, which are securities for purposes of Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act solely because they are investment contracts: (1) are “debt securities” for purposes of Regulation A; (2) may be “equity securities” for purposes of Regulation A; and (3) in any event, are not equity securities for purposes of Section 12(g).

If, purely hypothetically, the Stacks Tokens were equity securities for purposes of Section 12(g), Blockstack would be eligible to take advantage of the exemption from Section 12(g) securities registration provided by Rule 12g5-1(a)(7),(24) if among other things Blockstack had “engaged a transfer agent registered pursuant to Section 17A(c) of the [Exchange Act] to perform the function of a transfer agent with respect to the [Stacks Tokens].”  Blockstack has not engaged such a transfer agent.

Solely for purposes of this response, the Company will assume that the Stacks Tokens are equity securities for purposes of Section 12(g).  With that assumption, the Company will provide below, as requested by the Staff, a detailed analysis of the specific activities that the blockchain will perform in comparison to the activities typically performed by a transfer agent.  The Company believes that this analysis shows that the key types of activities a transfer agent would normally engage in generally are performed automatically on the blockchain.  As a result, assuming solely for purposes of this response that the Stacks Tokens are equity securities for purposes of Section 12(g), the Commission and the Staff should permit Blockstack to rely on the exemption from Section 12(g) provided by Rule 12g5-1(a)(7), even though it has not engaged a registered transfer agent.

(23) Section 12(g) of the Exchange Act requires that any issuer with total assets of more than $10 million and a class of equity held of record by 2,000 or more persons register the securities and file ongoing reports as a “reporting company” under the Exchange Act.

(24) Rule 12(g)5-1(7) states that for purposes of Regulation A, the definition of “held of record” does not include securities offered in Tier 2 of Regulation A where the issuer submits reports in compliance with the reporting requirements applicable to Tier 2 issuers, engages a transfer agent for the securities, and has a public float of its equity of less than $75 million.  Blockstack anticipates meeting all of these conditions but the transfer agent requirement.

Again, however, as discussed in the response to Comment 1, the Company strongly believes that the Stacks Tokens are not equity securities for purposes of Section 12(g), and as discussed further in that response, if Stacks Tokens are equity securities for purposes of Section 12(g), so are virtually all other tokens, and many token issuers would therefore currently be in violation of their Section 12(g) registration requirements.  The Company believes that this comment letter process is not the appropriate venue for the Staff and the Commission to make such a far-reaching determination.

At a high level, we understand that a main purpose of engaging a transfer agent for equity securities is to help ensure the issuer knows who its equity holders are, so that the issuer can provide them any dividends, solicit proxies, monitor ownership for purposes of regulatory reporting, and perform other similar functions.  In general, however, these functions are not needed for tokens that are investment contracts, because those tokens give the holders no right to any economic participation in the fortunes of the token issuer; the tokens, for example, give the holder no right or opportunity for dividends from, or participation in the profits, income, revenue or assets of, the token issuer.  To the extent that a transfer agent might help with other issues — such as ensuring that transfers occur without fraud, dual ownership, etc. — as argued below those functions are replaced by the blockchain.

Further, transfer agents would introduce significant difficulties into the process of issuing and transferring digital assets like the Stacks Tokens.  Instead of transfers occurring instantaneously and being recorded on the blockchain within minutes, Blockstack would need to report all sales and transfers of the Stacks Tokens to a transfer agent, including all commercial transfers.  This would slow down transfers from being nearly instantaneous to taking as long as a transfer agent will take to process the transaction.  In addition, including a transfer agent would serve no regulatory purposes in many cases.  For example, if a user of the Blockstack platform uses Stacks Tokens for the purely commercial purpose of purchasing a domain name, there arguably is no more use for a transfer agent to record that transaction than there is for a transfer agent to record a shopper’s purchase of groceries from her local store.  In fact, there is probably less need for a transfer agent in connection with the purchase of the domain name, since the resulting transfer of tokens is immutably recorded on the blockchain, whereas no such immutable recording is necessarily made of the shopper’s purchase of groceries.

With this context, below we provide an outline of the principal transfer agent activities that will be handled by the blockchain.  This is followed by a discussion of the transfer agent activities that are not performed by the blockchain, which we believe are generally irrelevant to token issuers and not sufficient to require use of a transfer agent by Blockstack.  Finally, we discuss why we believe the transfer agent rules are inapplicable or not useful to blockchain activities and transactions in the Stacks Tokens.

Transfer Agent Activities Performed by the Blockchain

The following activities are typically performed by a transfer agent and will be performed by the blockchain for the Stacks Tokens(25):

•                  Tracking, recording, and maintaining on behalf of issuers the official record of ownership of each issuer’s securities. Typically, this occurs through a transfer agent’s creation and maintenance of a master securityholder file, control book, and transfer file.  The blockchain encompasses all of these types of records by tracking, in a transparent fashion, ownership of the Stacks Tokens and any and all transfers of them.

•                  Canceling old certificates, issuing new ones, and performing other processing and recordkeeping functions that facilitate the issuance, cancellation, and transfer of those securities.  All transfers, issuances, and related processing and recordkeeping occur and are recorded on the blockchain.  In general, we believe this set of activities encompasses several of the definitions of a transfer agent provided in Section 3(a)(25) of the Exchange Act:

•                  Countersigning securities upon issuance on behalf of an issuer (Section 3(a)(25)(A)).  The purpose of this function is to provide independent, third party authentication that the security is the security it is supposed to be, and not fraudulent.  For certificated securities, the issuer’s registrar signs, and then the transfer agent countersigns to show legitimacy.  For uncertificated securities, the investor has the option of having ownership registered in book-entry or on the books of the issuer’s transfer agent, and in either case receives a “statement of ownership.”(26)

For the Stacks Tokens, upon issuance, Blockstack creates the Tokens through a hard fork of the network and records initial ownership; investors receive the Stacks Tokens in their wallet through a transfer that is recorded mechanically on

(25)  We categorize these activities generally based on the SEC’s 2015 concept release on transfer agent regulation.  SEC, “Transfer Agent Regulations,” 80 Fed. Reg. 81948, 81949 (Dec. 31, 2015) (“TA Concept Release”).

(26)  TA Concept Release, 80 Fed. Reg. at 81973.

the blockchain (with the help of miners).  Through the recording process, the blockchain (and miners) show that the Stacks Tokens deposited into an investor’s wallet are the securities issued by Blockstack, which provides the holder’s record of ownership.

•                  Monitoring the issuance of securities with a view to preventing unauthorized issuances, a function commonly performed by a registrar (3(a)(25)(B)).  Typically, a transfer agent does this through a control book and transfer file, each of which allow the transfer agent to monitor the number of securities outstanding, to prevent overissuance and provide historical information on the issuance and transfer of a specific security or the holdings of a specific securityholder; the total number of shares on the master securityholder file should match the number of shares authorized in the control book.(27)

The blockchain records all transfers of each Stacks Token (as a transfer file does), starting at issuance, and records how many Stacks Tokens a particular wallet holds.  Although some holders may have more than one wallet, and thus more Stacks Tokens than obvious at first glance, that is not particularly relevant to Blockstack.  It could be relevant for holders’ rights in, for example, staking or voting (which may be based on the total number of Stacks Tokens held), but holders can solve that by consolidating their holdings into one wallet.  Importantly, based on the process of mining and block building on the blockchain, which accepts only one chain of transactions for any particular asset, it is generally not possible for a Stacks Token to be transferred to or held by more than one owner.(28)

•                  Registering the transfer of outstanding securities (Section 3(a)(25)(C)).  Historically, a transfer agent would verify a certificate, register the transfer, cancel the old certificate, and issue a new certificate to the buyer.  For uncertificated securities, this occurs by registering the transferee’s name on the books of the issuer, as held by the transfer agent, and recording the transaction in

(27)  TA Concept Release, 80 Fed. Reg. at 81971.

(28)  As we discuss in our disclosure on page 29 and page 95 of the Offering Circular, multiple competing versions of the blockchain, or forks, may be present at any time on the network’s nodes that could potentially have conflicting records of ownership.   However, under the network’s consensus rules, only the longest fork of the blockchain is authoritative.

the transfer file.  Part of the goal of this process is to confirm there are no existing claims against the security for UCC purposes.(29)

The blockchain records all transfers through the mining and confirmation process — again, this operates much like the control book and transfer file.  Again, it is not possible for the blockchain to generate duplicate transfers or claims on a Stacks Token, consistent with ensuring compliance with the transfer conditions of the UCC.(30)

•                  Exchanging or converting outstanding securities (Section 3(a)(25)(D)).  This function is a corollary of the previous function, in that exchanges or conversions generally also involve transfers.  The Stacks Tokens are not convertible, and any exchanges of the Stacks Token will be recorded and verified through the mining and block building process, as discussed above.

•                  Transferring record ownership of securities by bookkeeping entry without physical issuance of certificated securities (3(a)(25)(E)).  This function may be irrelevant because the Stacks Tokens are not issued in book entry form, but instead delivered to each holder’s wallet.  If it is relevant, the same arguments as provided under “Registering the transfer of outstanding securities” will apply.

Common Transfer Agents Activities That Will Not Be Performed by the Blockchain

The following activities are commonly performed by transfer agents and will not be performed by the blockchain, but are generally not relevant to the Stacks Tokens and are not a sufficient basis to require use of a transfer agent:

•                  Facilitating communications between issuers and registered securityholders.  Many transfer agents provide services such as providing mailings and other communications from an issuer to shareholders, for purposes such as dividend distributions; proxy distributions; notifications regarding initial public offerings, tender offers and other corporate events and actions; address changes; tax form mailings; replacing lost certificates; and others, as well as answering securityholder inquiries.  Many of these functions, such as dividend or proxy distributions or lost certificate replacement, are irrelevant to Blockstack and the holders of Stacks Tokens.  To the extent any of these

(29)  TA Concept Release, 80 Fed. Reg. at 81950-52.

(30)  See note 24 above.

functions are relevant, they are not required to be performed through a transfer agent, and issuers may use alternative methods of communication.  To the extent that Blockstack needs to communicate with Stacks Token holders, Blockstack will communicate through the network and its public filings.  Blockstack does not need a transfer agent for these purposes.

•                  Regulatory compliance and reporting.  Transfer agents often help issuers comply with state and federal law.  For example, they might assist with issuer obligations to comply with various state and federal laws related to proxy delivery or disclosure of securityholders, anti-money laundering, escheatment, and others.  Many of these are, again, irrelevant to Blockstack and the Stacks Token holders, but to the extent they apply, Blockstack intends to comply with all applicable obligations, and it may rely on the blockchain in certain cases to do so (e.g., for information on ownership and transfers).  This is consistent with federal law, which does not require an issuer to use a transfer agent to fulfill its legal or regulatory obligations as an issuer.  As a result, although the blockchain will generally not perform these functions, this is not a sufficient basis to require use of a transfer agent.

•                  Reporting to the SEC and other regulatory agencies.  Transfer agents are obligated to report on their activities and various other topics to the SEC and other regulatory agencies, pursuant to various rules under the Exchange Act, including Rules 17Ac2-2, 17Ad-11, 17Ad-13, and 17f-1(c).  These rules generally require (among other things) that transfer agents annually file information on Form TA-2, periodically report on transfers, report any problems with the securityholder record that arise during the transfer process and any solutions taken to address those problems, annually file an audited report about the transfer agent’s system of internal accounting control and related procedures for the transfer and safeguarding of securities, and promptly report to the FBI and SEC on stolen, missing, lost or counterfeit securities.

The blockchain will not perform these functions directly.  However, Blockstack does not believe this provides a sufficient basis for requiring the use of a transfer agent.  Instead, we view reporting as an obligation of a person who acts as a transfer agent, not as a reason a person is a transfer agent, or a reason to require use of a transfer agent.  In addition, we note that at least some of the required reporting is irrelevant to the Stacks Token (e.g., reporting on problems with the securityholder record, which is held on the blockchain and which the transfer agent would have no control over).  And much of the information that would otherwise be reportable (such as transfer volume and other data) can be viewed by the SEC and other regulators, currently by running a core node and querying the data from that core node, and in the future through the Blockstack blockchain explorer.

Blockstack is also uncertain which information, if any, would be useful to the SEC.  For example, although Blockstack may be able to provide a summary of the volume of transactions occurring in the Stacks Tokens, because potentially many of those transactions will be occurring for commercial reasons, Blockstack is not certain how relevant that information is to the staff or the SEC.

•                  Act as paying agent by making dividend, principal, interest, and other distributions to securityholders. Although many transfer agents provided these services, they are not relevant to the Stacks Tokens.

The Transfer Agent Rules Are Generally Inapplicable or Not Useful to Blockchain-Based Transactions

Requiring Blockstack to engage a transfer agent would not provide any additional meaningful protections to recipients or holders of the Stacks Tokens.  As noted above, transfer agents help issuers know who their securityholders are.  The purpose of requiring use of a transfer agent by companies relying on Regulation A, and seeking not to become reporting companies based on Rule 12g5-1(a)(7), is to “provide added comfort that securityholder records and secondary trades will be handled accurately.”(31)  However, for the reasons described above, there is no reason to engage a transfer agent for purposes of ensuring accuracy of records and trades, or ensuring that transfers are accomplished properly and in a timely fashion — that is done by the blockchain.  In fact, unlike a traditional equity issuer, Blockstack generally does not need to know who holders of the Stacks Tokens are, except to the extent it includes information about them in its annual reporting, which it can accomplish through its own data analytics. If anything, transfer agents would introduce significant difficulties and delays into the process of issuing and transferring digital assets like the Stacks Tokens.

In addition, the rules applicable to transfer agents are largely neither applicable nor useful in the context of the blockchain(32):

(31)  SEC, Amendments for Small and Additional Issues Exemptions Under the Securities Act (Regulation A), 80 Fed. Reg. 21806, 21820 (April 20, 2015).

(32)  We do not address the rules addressing registration (Rule 17Ac2-1), definitions (Rule 17Ad-1 or Rule 17Ad-9), withdrawals from registration (Rule 17Ac3-1), notice of assumption or termination of services (Rule 17Ad-16), exemptions from certain rules for limited partnership interests, redeemable securities of investment companies, or dividend reinvestment programs (Rule 17Ad-4), securities position listing reporting by clearing agencies (Rule 17Ad-8), or year 2000 reports (Rule 17Ad-18), none of which affect our analysis.  We also do not address the pure reporting rule already discussed above, Rules 17Ad2-2.

•                  Rules 17Ad-2, 17Ad-3 and 17Ad-10 impose requirements related to processing time, including a turnaround standard of three business days or, for transfer agents acting as registrars, one business day, and to posting data to the transfer agent’s records (generally, within five or ten business days).  The blockchain generally works faster than these standards — transactions occur nearly instantaneously and are generally confirmed and recorded within minutes rather than days.(33)

•                  Rule 17Ad-5 imposes requirements related to customer and other inquiries (e.g., about the status of a transfer), but these types of inquiries are typically handled on the blockchain through the ability of holders to view transfer information themselves or to verify ownership status based on the contents of their wallet.  Other types of inquiries (e.g., about network operations) are typically not covered by this rule but will be handled directly by Blockstack, through the Blockstack website or other forms of communication.  Others (such as questions about dividends) are not relevant to the Stacks Tokens.

•                  Rules 17Ad-6, Ad-7 and 17Ad-10 mandate the records a transfer agent must keep related to its compliance with the processing, inquiry and other rules, as well as its records related to securities ownership transfers, and the retention periods for those records.  There is no need for these records as they are either kept via the blockchain (in the case of ownership and transfer data) or irrelevant for determining compliance with the various other rules (e.g., the inquiry rule).  In addition, because the blockchain verifies transactions, and there is no possibility of overissuances due to a mistake in these records, (34) there is no need for “buy-in” by the transfer agent of any over-issuance to provide protection against error.

(33)  We add that (as described in our memo submitted in response to comment 21 in the staff’s letter dated November 29, 2018) to the extent that a transaction may take on the longer side to confirm (meaning an hour or more), Stacks Token holders can increase the speed of turnaround through the size of their incentive payments.

(34)  As we discuss in our disclosure on page 29 and page 95 of the Offering Circular, multiple competing versions of the blockchain, or forks, may be present at any time on the network’s nodes that could potentially have conflicting records of ownership.   However, under the network’s consensus rules, only the longest fork of the blockchain is authoritative.

•                  Rule 17Ad-11 provides for a transfer agent to report record differences, buy-ins and failure to post certain data to the issuer and the SEC.  This is unnecessary because there is no possibility of record differences or non-confirmation of transactions, and as described above, there is no need for buy-ins.(35)

•                  Rule 17Ad-13 provides for an annual study and evaluation of internal accounting controls and related procedures for the transfer of record ownership and safeguarding of related securities and funds.  This is unnecessary due to the transparency of data on the blockchain.

•                  Rules 17Ad-17 and 17f-1 address a transfer agent’s obligation to attempt to find lost securityholders (and unresponsive payees, which is irrelevant to the Stacks Tokens, as holders do not receive payments) and report to the SEC on FBI on stolen securities.  Stacks Tokens cannot be “lost” (although holders can of course lose their private keys, but that is out of Blockstack’s or any transfer agent’s control).  Although Stacks Tokens can be “stolen” (i.e., hacked), holders of the Stacks Tokens would be first to be aware of any theft, not Blockstack or any transfer agent, and it is therefore unclear what additional use this requirement would provide.

Finally, the following rules are not at all relevant to Blockstack’s proposed offering of Stacks Tokens:

•                  Safeguarding assets or custody of customer assets (Rules 17Ad-12 and 17f-2):  Neither Blockstack nor any transfer agent (or the blockchain) will have custody of or hold Stacks Token holders’ assets.

•                  Tender agents (Rule 17Ad-14):  Blockstack will not engage in tender offers related to the Stacks Tokens.

•                  Signature guarantees (Rule 17Ad-15):  There are no signatures involved in the Stacks Tokens.

•                  Transfers to intermediaries based on issuer restrictions (Rule 17Ad-20):  Blockstack does not intend to limit these transfers; if it were to do so, the limitation would be built into the smart contract for the Stacks Token.

(35)  See note 30 above.

•                  Requirements related to cancellation, processing, storage, transportation, and destruction or other disposition of certificates (Rule 17Ad-19):  There are no physical certificates for the Stacks Tokens.

In summary, assuming solely for purposes of this response that the Stacks Tokens are equity securities for purposes of Section 12(g), the Commission and the Staff should permit Blockstack to rely on the exemption from Section 12(g) provided by Rule 12g5-1(a)(7), even though it has not engaged a registered transfer agent, because the blockchain generally will automatically perform the key types of activities a transfer agent would normally engage in.

Business

Token Sales, page 97

15.                               We note that you sold rights to receive tokens pursuant to Regulation S and plan to conduct a concurrent offering of tokens under Regulation S.  Please clarify how you propose to comply with the restriction on transfer of tokens sold pursuant to Regulation S (e.g., clarify if these tokens will also be subject to the “transfer lock” used with other restricted securities).

In response to the Staff’s comment, the Company has revised the disclosure on the cover page, page 13 and page 98 of the offering circular to clarify that the tokens will be subject to the same “transfer lock” used with other restricted securities.

Blockstack PBC and Subsidiaries Consolidated Financial Statements

Notes to Consolidated Financial Statements (Restated)

1. Nature of Operations

Revenue Recognition, page F-15

16.                               We note in your revenue recognition disclosure, that you as a software developer view the parties that purchased tokens as your customers, as the token holders have a stake in the development of the network and the promotion of its use and therefore that the token issuances are subject to ASC 606.  To support your conclusion that the token holders meet the ASC 606-10-20 definition of a customer, please provide us with a further explanation of how the token issuance represents an output of your ordinary activities, including an understanding of your current and future plans to commercialize the peer-to-peer open source network (e.g., current and planned activities with content users, content providers, advertisers, others).

The Company respectfully advises the Staff that, as described in the offering circular, we are a technology company that together with our corporate parent, Blockstack PBC, is developing, sponsoring and commercializing an open-source peer-to-peer network using blockchain technologies to ultimately build a network for decentralized applications, which we refer to as the “Blockstack network.” The Stacks Tokens are a fundamental component to the network.  As more fully described in the offering circular, the Stacks Tokens are the native, or default, token for the Blockstack network and have several current or anticipated functions:

•                  Fuel:  Stacks Tokens may be used as “fuel” to create or “register” a new digital asset or smart contract on the Blockstack network.  We use the term “fuel” because the tokens are burned during this process.

•                  Payments to developers:  We expect that certain developers will require payment of Stacks Tokens to download or access their applications.  Stacks Tokens will be the default currency for this function, but developers may choose alternative forms of payment, including cryptocurrency or fiat.

•                  In-app payments:  We expect that developers will enable payments within their applications for digital assets, either to the developer for the purchase of digital assets previously registered by the developer, or for payments between users.  For example, the baseball card game referred to above may allow users to purchase new digital baseball cards directly from the developer or to purchase outstanding digital baseball cards from other users.  These payments may be made in Stacks Tokens, unless the developer chooses an alternative form of payment.

•                  Non-binding polling:  We intend to let holders of Stacks Tokens participate in non-binding polling regarding upgrades to the network proposed by us.  Participating in this polling will require holding Stacks Tokens and may additionally require the tokens to be burned or transferred to a third-party depending on the type of polling used.

•                  Incentives:  Finally, we intend to use the Stacks Tokens to permit several different types of incentives.  Stacks Tokens will be used in our App Mining program which will be intended to reward application developers for creating well-reviewed applications on the Blockstack network and to provide grants to support internet freedom, internet security and user privacy and the decentralized application ecosystem.  When mining functions are introduced onto the network, new Stacks Tokens will be issued to miners as rewards and used to pay incentive payments for blockchain-related processing.

ASC 606 defines a customer as “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” The standard does not define the term “ordinary activities” but we understand that it was derived from CON 6, which refers to ordinary activities as an entity’s “ongoing major or central operations.”  As a fundamental component of the network, the Stacks Tokens are an output of our ordinary activities.  Management believes that the network has broad application to numerous parties and entities, and its potential uses have not yet all been contemplated.  As such, it would be difficult to speculate as to which token holders may ultimately use their tokens to purchase goods or services or otherwise transact on the network, versus those who may ultimately dispose of their tokens in a sale to an ultimate network user.  As a software developer, the Company views the parties that purchased tokens as its current customers, as they have a stake in the development of the network and the promotion of its use — the output of the Company’s ordinary activities.

Currently, and prior to the time that the network became operational, our activities have been substantially devoted to the initial development of the network, enhancing its features and functions, attracting application developers and users, etc.  Blockstack’s long-term strategy is to decentralize development and governance of the Blockstack network such that no single entity, including Blockstack, is in control of the network. At some point when this decentralization process is complete and there is a healthy ecosystem of applications and users on the network, Blockstack PBC expects to develop new business models, which may include the development and commercialization of premium versions of open-source software, enterprise licensing for blockchain technology, and development of new applications for the network. Blockstack may also dissolve Blockstack PBC and distribute the Stacks Tokens in Blockstack PBC’s treasury to Blockstack PBC’s stockholders. We do however intend to continue operating for a minimum of two to three years and likely until one of the following occurs: the Stacks Tokens are no longer deemed to be securities, we are no longer deemed to be the issuer of the tokens, or the Stacks blockchain undergoes a hard fork without Blockstack’s consent that effectively results in Blockstack no longer driving the governance of the network. Blockstack also intends during this time to encourage independent entities to contribute to the development of Blockstack Core, the core open-source software governing the network as well as contribute to the growth of the eco-system.

17.                               Tell us your consideration of whether a contract exists in accordance with meeting the criteria in ASC 606-10-25-1.  Given the asserted rights and features of the token, please specifically include your analysis of 606-10-25-1(b) regarding the criteria that “the entity can identify each party’s rights regarding the goods or services to be transferred.”

The Company respectfully submits to the Staff that in identifying the contract, ASC 606-10-25-1 requires the following criteria to be met before revenue is recognized:

a.              The parties to the contract have approved the contract (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations.

b.              The entity can identify each party’s rights regarding the goods or services to be transferred.

c.               The entity can identify the payment terms for the goods or services to be transferred.

d.              The contract has commercial substance (that is, the risk, timing, or amount of the entity’s future cash flows is expected to change as a result of the contract).

e.               It is probable that the entity will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer. In evaluating whether collectibility of an amount of consideration is probable, an entity shall consider only the customer’s ability and intention to pay that amount of consideration when it is due. The amount of consideration to which the entity will be entitled may be less than the price stated in the contract if the consideration is variable because the entity may offer the customer a price concession (see paragraph 606-10-32-7).

We concluded that the LP fund and SAFT issuances meet all of the criteria above; the contracts are written, each party’s rights and obligations are outlined, payments for the tokens are specified, the contracts have commercial substance, and there are no collectability concerns as the consideration was collected up front.  With respect to ASC 606-10-25-1(b), the LP fund and SAFT issuance agreements specify the Company’s performance obligations as software development services (Milestone 1) (and if successfully completed, delivery of the Stacks Tokens).

With respect to the LP fund issuances only, the Company has also promised to perform activities to increase the number of users on the network to meet specified thresholds (Milestone 2).

Upfront payments and payments due to the Company upon achievement of the milestones described above from the LP funds and SAFT investors are also specified.

With respect to the existing shareholder and employee token issuance, the documents do not reflect an explicit promise by the Company to develop and launch the network; without the development and launch of a live network, however, the tokens granted in exchange for cash have no value or meaning.  As such, we concluded that these issuances contained an implicit promise that the Company would develop and launch the network as articulated in the SAFT issuance, or in Milestone 1 of the LP fund issuances.  Total funds collected in the existing shareholder and employee issuances were $543,000.

The potential voucher issuance, however, does not meet the definition of a contract, as the parties do not have rights or obligations with respect to the transfer of goods or services.  The Company is not obligated to issue tokens to the voucher holders, and if the Company decides to honor the vouchers, the holders are not obligated to purchase the tokens.  As such, we concluded that the issuance of the vouchers initially had no accounting consequences, beyond disclosure.

18.                               Please tell us how you considered alternatively whether the token issuances should be accounted for under ASC 610-20 as the sale or transfer of non-financial assets to counterparties that are not customers.

The Company respectfully advises the Staff that we concluded that the token issuances were not within the scope of ASC 610-20 as the counterparties were customers (ASC 610-20 scopes out contracts with customers under ASC 606).  The Company meets the definition of a business, and to date, the only parties that we consider customers have been the token investors.  We note that the revenue recognition model under ASC 610-20 is the same as that under ASC 606, so we believe our accounting would not differ regardless of the standard applied.

19.                               We note that you indicated the token holders have a stake in the development of the network.  Please clarify how you considered alternatively whether the token issuances should be accounted for as a funded software development arrangement in accordance with ASC 985-20.  Please address ASC 985-20-25-12 with respect to your accounting.

The Company respectfully advises the Staff that our accounting is consistent with ASC 985-20, Costs of software to be sold, leased, or marketed, which provides guidance on the capitalization of software development costs.  Under ASC 985-20-25-1, all costs incurred to establish the technological feasibility of a computer software product to be sold, leased, or otherwise marketed are research and development costs. Those costs shall be charged to expense when incurred as required by Subtopic 730-10.

ASC 985-20-25 defines technological feasibility as follows:

• Research and Development Costs of Computer Software

25-1 All costs incurred to establish the technological feasibility of a computer software product to be sold, leased, or otherwise marketed are research and development costs. Those costs shall be charged to expense when incurred as required by Subtopic 730-10.

25-2 For purposes of this Subtopic, the technological feasibility of a computer software product is established when the entity has completed all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet its design specifications including functions, features, and technical performance requirements. At a minimum, the entity shall have performed the activities in either (a) or (b) as evidence that technological feasibility has been established:

a.  If the process of creating the computer software product includes a detail program design, all of the following:

1.  The product design and the detail program design have been completed, and the entity has established that the necessary skills, hardware, and software technology are available to the entity to produce the product.

2.  The completeness of the detail program design and its consistency with the product design have been confirmed by documenting and tracing the detail program design to product specifications.

3.  The detail program design has been reviewed for high-risk development issues (for example, novel, unique, unproven functions and features or technological innovations), and any uncertainties related to identified high-risk development issues have been resolved through coding and testing.

b.  If the process of creating the computer software product does not include a detail program design with the features identified in (a), both of the following:

1.  A product design and a working model of the software product have been completed.

2.  The completeness of the working model and its consistency with the product design have been confirmed by testing.

At the time of the token issuances, technological feasibility of the network had not yet been achieved.  A white paper had been prepared outlining the design and functionality of the proposed network, but minimal engineering, development, or coding had taken place.  The following highlights some of the more significant challenges which the Company faced at the inception of the token issuance transactions and during the development of the network:

•                  While the team had strong expertise in distributed systems, it had no prior experience in building blockchains.   Therefore, the Company had to either learn to do this itself or hire others to do it, and there are very few people in the world who had the necessary expertise in this new technology.  Ultimately, the team developed the skills internally.

•                  There were significant risks around going live with a genesis block.  Given the nature of crypto tokens, distributing tokens potentially worth millions of dollars to purchasers in a secure and verifiable way was a significant challenge.

•                  Writing a cryptographic digital wallet that was sufficiently secure was another hurdle that had to be overcome.

•                  Creating a scalable blockchain was something that no one has really done effectively.  The Company had solved the issue on a theoretical level, but the solution had not been verified in implementation.

In view of these significant hurdles, the Company concluded that technological feasibility had not yet occurred during the development period prior to the network becoming operational, and expensed all development costs incurred.

Technological feasibility of the network was achieved in late 2018 when the network became operational.   In conjunction with the Company’s preparation of its consolidated 2018 financial statements, we considered whether the Company should defer further development costs following achievement of technological feasibility.  ASC 985 contains the following guidance regarding the capitalization of costs after the product is available for release:

985-20-25 Recognition - General

25-6 Capitalization of computer software costs shall cease when the product is available for general release to customers.  Costs of maintenance and customer support shall be charged to expense when related revenue is recognized or when those costs are incurred, whichever occurs first.

The achievement of technological feasibility and the release of the network occurred within a short time frame.  As such, and in accordance with the guidance above, we concluded that capitalization of further development costs was not appropriate.

Our accounting is also  consistent with the guidance in ASC 985-20-25-12.

25-12

Pending Content

Transition Date: (P) December 16, 2017; (N) December 16, 2018 | Transition Guidance: 606-10-65-1

A funded software-development arrangement within the scope of Subtopic 730-20 shall be accounted for in conformity with that Subtopic. If the technological feasibility of the computer software product pursuant to the provisions of this Subtopic has been established before the arrangement has been entered into, Subtopic 730-20 does not apply because the arrangement is not a research and development arrangement. If capitalization of the software-development costs commences pursuant to this Subtopic and the funding party is a collaborator or a partner, any income from the funding party under a funded software-development arrangement shall be credited first to the amount of the development costs capitalized. If the income from the funding party exceeds the amount of development costs capitalized, the excess shall be deferred and credited against future amounts that subsequently qualify for capitalization. Any deferred amount remaining after the project is completed (that is, when the software is available for general release to customers and capitalization has ceased) shall be credited to income.  If the counterparty is a customer, the entity shall apply the guidance of Topic 606 on revenue from contracts with customers.

The guidance above requires entities in a funded software-development arrangement to offset amounts received from a funding party or collaborator against previously capitalized development costs, or to defer recognition of amounts received so that they can be offset against future capitalized development costs.  We have not and do not plan on capitalizing any software development costs associated with projects to date, so that portion of the guidance above does not apply to us.   Amounts received in excess of capitalizable costs are to be recorded as income, or if the counterparty is a customer, as revenue from contracts with customers.   We have accounted for all revenue in accordance with ASC 606, as revenue from contracts with customers, so we believe we have complied with the guidance above.

20.                               To the extent you have determined that you have not achieved technological feasibility with respect to the software projects funded by token holders, explain to us how you have also considered the guidance in ASC Topic 730-10 regarding whether you have incurred research and development costs that should be charged to expense when incurred.  Explain also how you considered ASC 730-20, including whether or not you have an obligation to repay the token holders.

As described in our response to Question 19, our accounting for software development costs is consistent with the guidance in ASC 730-10.  All software development expenses have been expensed prior to achievement of technological feasibility of the network, and there were no development expenses capitalized subsequent to that point as the release of the network coincided with its completion.

We considered the guidance in 730-20 and believe that the token issuances differ from the transactions described in this Topic.

•                  While the Company is using the funds received from token purchasers to finance the development of the network, these purchasers are not funding partners that will have an ownership stake in intellectual property or license to the network as described in ASC 730-20-05-4; they will receive a one-time benefit in exchange for their funds in the form of tokens which can be used to transact or perform functions on the network.

•                  While a portion of the consideration received from the token issuances is subject to the achievement of well-disclosed, contractual milestones, the Company had and has no other intention of returning funds to purchasers if the network proves unsuccessful, and its contracts with its customers governing the token issuances do not have non-economic features as described in ASC 730-20 (such as an option to re-purchase tokens) designed to return funds to partners.

•                  We concluded that the token purchasers are customers under ASC 606 who will receive tokens which are a fundamental component of the network — the output of our ordinary activities — and not partners or collaborators.

•                  Finally, only a small portion of the funds received from the token issuances were from related parties — approximately $4.5 million of total proceeds of $47.4 million received in token issuances through December 31, 2018.

21.                               Tell us if there are any circumstances where you are obligated to or may elect to purchase the tokens back from a token holder.  If so, please describe the circumstances and how you accounted for the purchased and held tokens.

The Company respectfully advises the Staff that we are not obligated to and have not otherwise elected to or have any plans to purchase tokens from a token holder; however, as described in our response to comment 5 above, we may elect to purchase vested tokens from an employee token holder upon the termination of their employment.

22.                               To the extent that the accounting for the issuance of tokens is properly within the scope of ASC 606, please address the following:

•                                          Please describe the rights of the token holders and obligations you have to perform, including the successful development of a live, operational decentralized network with token functionality and registration of one million verified users on the network.  Specifically, please tell us what obligation, if any, you have under the terms of the token to develop the network and register users.

Under the token issuances, we agreed to develop, on a best-efforts basis, the Blockstack network, and in the case of the LP fund issuances, to work to obtain one million users on the network — also on a best-efforts basis.  In these issuances, the majority of the transaction consideration (80%) was tied to achievement of these milestones.

•                                          Please clarify how the milestone events impact the consideration you received.  It is our understanding that for the SAFT and token purchases with the LP funds, the Company is contractually entitled to 60% and 20% of the consideration received, respectively, even if neither of the milestone achievements are/were met.

This is not quite right.  Under both the SAFT and LP Fund issuances, 20% of the proceeds received were non-refundable, were unrelated to the token issuances and were used by the Company to finance the development of the network.  The remaining 80% of the SAFT funds and 40% of the LP Fund proceeds became non-refundable upon the launch of the network.  The remaining 40% of the LP Fund proceeds will become non-refundable if one million verified users are on the network prior to the January 2020 deadline.

•                                          With respect to the token issuances, please tell us what promises in the contract that you have identified (ASC 606-10-25-16 through 25-18) as well as your basis for whether those promises are distinct and thus represent individual performance obligations or represent a single combined performance obligation (ASC 606-10-25-19 through 25-22).

The Company identified the following deliverables in the token issuances to assess whether they are distinct:

•                  Software development services on a best-efforts basis to develop and launch the network.

•                  With respect to the LP fund issuances only, activities to increase the number of users on the network to meet specified thresholds (1 million verified users on the network).  These activities include the development of incentives and structures to attract both users and application developers, as each of these group’s involvement on the network attracts the other’s involvement.  For example, the Company is creating alternative incentive mechanisms (e.g., “App Mining”) that allow developers to see a path to financial gain without a large user base at the very beginning of network operations.   In addition, the Company is structuring the network to make it easy and desirable for developers to build applications on top of it.  As an example, the infrastructure of Blockstack allows developers to avoid worry about hosting data or paying for hosting costs; while some of these activities are indistinguishable from the software development services in the first performance obligation, the efforts to obtain one million registered users include advertising services, and development efforts that are separate from those performed prior to launch.  Simultaneously, the Company plans to invest in the user side of the market by creating a user-side incentive mechanisms for growth, allowing ultimately for token rewards to users.

We also considered whether the token issuance transactions resulted in the transfer of a license to the Token purchasers.  The network the Company is developing is designed as an open source, decentralized network that anyone can use.  The tokens represent a right to register domain names, create new namespaces, register applications, purchase software, etc., but do not represent a license — exclusive or non-exclusive — to use the network that others will not have.  The token holders will not take possession of the network the Company is developing, and customers will not either run the software on their own hardware or contract with another party unrelated to the vendor to host the software.  As such, we concluded that a license is not being transferred as part of these token issuances.

In the issuances that involve software development services only in an effort to launch the network (all of the issuances except for the LP fund issuances), there is only one performance obligation, so there is no need to determine whether this performance obligation is distinct.  With respect to the LP fund issuances, we concluded that the customers can benefit from the software development services on their own without the Company’s activities to enhance the number of network users, so the first criterion to be “distinct” in ASC 606-10-25-19 is met.  The fact that other token issuances did not include this second performance obligation demonstrates the utility of the software development services resulting in the launch of the network on their own.

With respect to the second criterion for determining whether a performance obligation is “distinct” in ASC 606-10-25-19 — that the promise to transfer the good or service is separately identifiable from other promises in the contract — the FASB provided the following additional guidance:

Excerpt from Accounting Standards Codification Revenue from Contracts with Customers — Overall

Identifying Performance Obligations

Distinct Goods or Services

606-10-25-21 In assessing whether an entity’s promises to transfer with paragraph 606-10-25-19(b), the objective is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or, instead, to transfer a combined item or items to which the promised goods or services are inputs. Factors that indicate that two or more promises to transfer goods or services to a customer are not separately identifiable include, but are not limited to, the following:

a.  The entity provides a significant service of integrating goods or services with other goods or services promised in the contract into a bundle of goods or services that represent the combined output or outputs for which the customer has contracted. In other words, the entity is using the goods or services as inputs to produce or deliver the combined output or outputs specified by the customer. A combined output or outputs might include more than one phase, element, or unit.

b.  One or more of the goods or services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other goods or services promised in the contract.

c.  The goods or services are highly interdependent or highly interrelated. In other words, each of the goods or services is significantly affected by one or more of the other goods or services in the contract. For example, in some cases, two or more goods or services are significantly affected by each other because the entity would not be able to fulfill its promise by transferring each of the goods or services independently.

We concluded that the software development services and activities to attract users are distinct within the context of the contract as the activities to increase the number of users do not change the fundamental characteristics of the previously delivered Token.  While some of the activities the Company will perform in attracting users enhance the network (and perhaps enhance the value of the Token), there is not a two-way dependency between these activities, and enhancements to the network do not customize or cause modifications to the delivered Tokens (in fact, the purchasers may have disposed of some of the Tokens during the period in which the Company performs activities to attract additional users).  The efforts to register one million users include advertising activities and development services that are not part of the initial network structure and are distinguishable from the development of the network.  As such, we concluded that the nature of the promise to seek one million registered users is separate in the context of the contract from the original promise to launch, on a best-efforts basis, a live operational network. Therefore, the development services to attract users is a second distinct performance obligation with respect to the LP fund issuance.

We concluded that the Tokens are the result of our promise to develop, on a best-efforts basis, a live, operational network (they did not exist until that point), and are not a performance obligation.  An appropriate analogy would be a contract to build a house (a network in our case) — the delivery of the keys (Tokens) at the end of that process is not a performance obligation.

•                                          We understand that you have concluded that the portion of proceeds from the sale of tokens subject to the two future milestones represents variable consideration (and is not recognized until the Company determines such amounts are not subject to significant reversal).  Please clarify the pattern of recognition for the portion of the proceeds that is not subject to the future milestone achievements, including discussion of when the Company’s identified performance obligations are satisfied.  Specifically, tell us how you have considered the development of a live operational network with token functionality in the analysis.

ASC 606-10-25-27 provides the following guidance on assessing whether a performance obligation is satisfied over time:

An entity transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:

a.              The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs (see paragraphs 606-10-55-5 through 55-6).

b.              The entity’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced (see paragraph 606-10-55-7).

c.               The entity’s performance does not create an asset with an alternative use to the entity (see paragraph 606-10-25-28), and the entity has an enforceable right to payment for

d.              performance completed to date (see paragraph 606-10-25-29)

ASC 606-10-25-27(a) states that a performance obligation is satisfied over time if the customer simultaneously receives and consumes the benefits provided by the company’s performance as the company performs. In making this assessment, ASC 606-10-55-6 provides the following guidance:

A performance obligation is satisfied over time if an entity determines that another entity would not need to substantially reperform the work that the entity has completed to date if that other entity were to fulfill the remaining performance obligation to the customer. In determining whether another entity would not need to substantially reperform the work the entity has completed to date, an entity should make both of the following assumptions:

a.              Disregard potential contractual restrictions or practical limitations that otherwise would prevent the entity from transferring the remaining performance obligation to another entity

b.              Presume that another entity fulfilling the remainder of the performance obligation would not have the benefit of any asset that is presently controlled by the entity and that would remain controlled by the entity if the performance obligation were to transfer to another entity.

In evaluating whether another company would not need to substantially re-perform the work completed to date, the basis for conclusions of ASU 2014-09 provides the following additional clarifying guidance:

BC128. The Boards also observed that this criterion is not intended to apply to contracts in which the entity’s performance is not immediately consumed by the customer, which would be typical in cases in which the entity’s performance results in an asset (such as work in process). Consequently, an entity that applies Topic 606 to contracts in which the entity’s performance results in an asset (which could be intangible) being created or enhanced should consider the criteria in paragraph 606-10-25-27(b) and (c).

We concluded that the Company is satisfying its performance obligation over time as another entity would not have to reperform work completed to date if it were to pick up the Company’s remaining network development obligations.  The proposed framework for the network is outlined in whitepapers that are publicly available, it is designed to be open source, and other developers could complete the work if the Company ceased development efforts.  If other developers were to complete the network, then they would have the tokens that are to be distributed under the agreements.

In addition, the Company’s development efforts create and enhance the Tokens, which were allocated to the purchasers under the contracts.  We concluded that the purchasers control the allocated Tokens during the development period for the following reasons:

•                  The Company was entitled to a fixed number of Tokens, and approximately 2/3 of these were allocated to the purchasers under the agreements; the Company does not have enough Tokens to sell the allocated ones to others, with the intention of replacing them at a later date.

•                  While the Company could have theoretically sold a portion of the allocated Tokens under a Regulation D filing, these could only be sold to accredited investors under a time-consuming process.

•                  The Company could have theoretically sold a portion of the allocated Tokens under a Regulation A filing, but this process takes even more time.

•                  Sale of the allocated Tokens was difficult from an administrative standpoint.  The Company had to ensure that each purchaser created a secure, electronic wallet address, and delivery of the Tokens had to be mapped to each wallet address.  Further, the Company had to ensure that the person providing the secure wallet address was indeed the original purchaser.

As such, we concluded that the purchasers controlled the allocated Tokens as the Company performed its development activities, so revenue recognition over time versus at a point in time was appropriate.

ASC 606-10-25-31 through 25-33 provide the following guidance on recognizing revenue for performance obligations satisfied over time:

25-31…an entity shall recognize revenue over time by measuring the progress toward complete satisfaction of that performance obligation. The objective when measuring progress is to depict an entity’s performance in transferring control of goods or services promised to a customer (that is, the satisfaction of an entity’s performance obligation).

25-32 An entity shall apply a single method of measuring progress for each performance obligation satisfied over time, and the entity shall apply that method consistently to similar performance obligations and in similar circumstances. At the end of each reporting period, an entity shall remeasure its progress toward complete satisfaction of a performance obligation satisfied over time.

25-33 Appropriate methods of measuring progress include output methods and input methods. Paragraphs 606-10-55-16 through 55-21 provide guidance for using output methods and input methods to measure an entity’s progress toward complete satisfaction of a performance obligation. In determining the appropriate method for measuring progress, an entity shall consider the nature of the good or service that the entity promised to transfer to the customer.

The Company used a cost to cost method of measuring progress toward satisfaction of the network development performance obligations.  For all token issuance arrangements except for the LP fund arrangements, non-variable consideration was recognized over the estimated network development period.  For the LP fund arrangements, non-variable consideration is being recognized over the network development period and the period in which the Company performs activities to increase the number of network users (allocating the fixed revenue on a cost to cost methodology over the combined period results in the same pattern of recognition as if we had allocated the revenue to the two distinct performance obligations and recognized each over the period in which we performed).  At each reporting period, total estimated costs and the estimated period to complete these activities will be updated, with a prospective change to revenue recognition.

Development of the Business

Vouchers, page 98

23.                               Please clarify whether the vouchers create any binding obligation on the individuals who submitted indications of interest to purchase any tokens, and whether these individuals were requested to or did provide any money or other consideration.  Supplementally, please clarify what was intended by the statement in the materials filed as Exhibit 13.1 that recipients reserve the right to purchase up to 25,000 Stacks Tokens if the vouchers create no binding obligation on Blockstack, as disclosed in page 98.

In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the offering circular to insert the following language:

“Voucher holders were not requested to provide money or other consideration to secure a voucher, and will not be requested to do so prior to the qualification of this offering statement.  The vouchers (and the indications of interest being requested) also create no obligation on the part of the voucher holders to purchase any Stacks Tokens.”

The Company supplementally advises the Staff that the intent of the language regarding reservation of the right to purchase 25,000 Stacks Tokens was merely to set a limit on the number of tokens the holder of the voucher could expect to be able to purchase using the voucher.  The Company notes that the same communication contains a statement that the voucher does not constitute a promise or guarantee on the part of the Company to issue any tokens to the holder of the voucher.

Part III—EXHIBITS

Item 16. Exhibits, page III-1

24.                               We note you have filed communications related to the voucher program as Exhibit 13.1.  Please also include the form of the actual voucher that would have been attached to the communications.  Please also include the statements required by Rule 255 on the materials filed as Exhibit 13.1.

In response to the Staff’s comment, the Company has inserted the form of voucher (previously filed as Exhibit 4.3 to the offering statement) into Exhibit 13.1 and added the statements required by Rule 255 to the materials filed as Exhibit 13.1.

25.                               Please file a consent of Foresight Valuation Group, LLC, as disclosure on page 71 indicates that Foresight prepared the valuations of the Stacks Tokens discussed there.  Please see Item 17(11)(a) of Part III of Form 1-A.

In response to the Staff’s comment, the Company has included a consent of Foresight Valuation Group, LLC as Exhibit 11.3.

26.                               We note disclosure on page 71 that in determining the price in the general offering, Blockstack has received oral indications of interest from its existing investor base in compliance with Rule 255.  To the extent that Blockstack used any written communications in connection with these indications of interest, please file them as “Testing the Waters” materials under Exhibit 13.  Please also check the box in Item 4 of Form 1-A indicating that issuer has used solicitation of interest communications in connection with the proposed offering.

The Company respectfully advises the Staff that no written communications were intentionally used by it to solicit any oral indications of interest from its investor base, but that it has filed in its amendment to the Offering Statement all written communications made by it that are subject to the Rule 255 safe harbor to date under Exhibit 13, and checked the box in Item 4 of Form 1-A indicating that it has used solicitation of interest communications in connection with the proposed offering.

* * *

We hope the foregoing has been responsive to the Staff’s comments, and request that the Staff declare the offering statement qualified on June 10, 2019.  If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at the number or email above.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Robert H. Rosenblum